As filed with the Securities and Exchange Commission on May 15, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.
(Exact name of registrant as specified in its charter)

MONTANA (State or other jurisdiction of incorporation or organization)	6022 (Primary standard industrial classification code number)	81-0519541 (I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL J. BLODNICK
President and Chief Executive Officer
49 Commons Loop
Kalispell, Montana 59901
(406) 756-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN WILLIAM E. BARTHOLDT	MICHELE D. VAILLANCOURT PATRICK W. WEBER
Graham & Dunn PC Pier 70 2910 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 340-9615 Facsimile: (206) 340-9599	Winthrop & Weinstine P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 Telephone: (612) 604-6400 Facsimile: (612) 604-6800

Approximate date of commencement of proposed sale of securities to the public:

The date of mailing of the enclosed proxy statement/prospectus to shareholders of Citizens Development Company.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Being	Offering	Aggregate	Registration
Securities Being Registered	Registered(1)	Price per Share	Offering Price(2)	Fee(2)
Common Stock, $0.01 Par Value	1,300,000	N/A	[$10,302,034]	$0.00

(1)	Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc (“Glacier”) upon consummation of the acquisition of Citizens Development Company (“Citizens”) by Glacier.
(2)	Calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of [$10,302,034] is computed by subtracting $46,200,000 (the cash to be paid by Glacier) from the product of (A) $76.14, the per-share book value of the Citizens common stock on May 10, 2006, times (B) 471,473.15 (the maximum number of shares of Citizens common stock expected to be exchanged for the common stock being registered).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PROXY STATEMENT	PROSPECTUS OF OF CITIZENS DEVELOPMENT COMPANY	GLACIER BANCORP, INC.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Citizens Development Company Shareholders:

The boards of directors of Citizens Development Company (“Citizens”) and Glacier Bancorp, Inc. (“Glacier”) have agreed on a merger of Citizens into Glacier. When the merger occurs, the current subsidiary banks of Citizens will operate as subsidiaries of Glacier.

Under the terms of the Plan and Agreement of Merger, dated April 20, 2006, between Glacier and Citizens (the “Merger Agreement”), Glacier will pay a total of $77 million (less any specified excess transaction fees, and plus a possible “earnings adjustment” based on Citizens’ adjusted after-tax earnings from July 1, 2006 to the effective date of the merger), in cash and in Glacier common stock. The Merger Agreement provides that the portion of the merger consideration payable in Glacier common stock will be fixed at 40% of the total merger consideration and the portion payable in cash will be fixed at 60% of the total merger consideration. However, individual Citizens’ shareholders will be allowed to choose whether to exchange their Citizens shares entirely for shares of Glacier stock, or for a combination of Glacier stock and cash. Those electing to receive all stock will receive the number of Glacier shares having a market value equal to the value of their Citizens shares, based on the market value of Glacier stock during a five-day trading period shortly before closing. Those electing to receive a combination of cash and stock will receive Glacier stock for that portion of their shares that will cause the total Glacier shares issued in the merger to equal 40% of the total merger consideration (after taking into account the Citizens shareholders who choose to receive all stock), with the balance of their shares paid in cash. The exact percentage of cash and Glacier common stock to be received by Citizens shareholders electing a combination of cash and stock will not be known until the effective date of the merger. However, under reasonable assumptions, it is anticipated that those electing a combination of stock and cash will receive approximately 35% to 40% of the purchase price in shares of Glacier stock and approximately 60% to 65% of the purchase price in cash. A form for making your election is enclosed.

The number of shares of Glacier common stock that will be exchanged for shares of Citizens common stock will not be determined until five days prior to the merger. As explained in more detail in this document, whether you elect to receive Glacier common stock or a combination of stock and cash for your shares, the value of the consideration that you receive as of the completion date will be substantially the same, based on the average Glacier common stock price used to calculate the merger consideration.

After completion of the merger, assuming that the base merger consideration of $77 million is not decreased by the amount of any excess transaction fees or increased by the amount of any earnings adjustment, Citizens shareholders will own approximately 3.08% of Glacier’s outstanding common stock.

Your board of directors believes that the terms of the merger are fair and in the best interest of Citizens and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus.

The merger cannot be completed unless you approve it. Approval requires the affirmative vote of at least two thirds (66 2/3%) of each of the Class A and Class B shares entitled to be cast at a special meeting of Citizens shareholders called to consider the merger. We will hold a special shareholders’ meeting to vote on the merger proposal. The Citizens special shareholders’ meeting will be held on Wednesday, June 28, 2006, at 4:00 p.m. local time, at First Citizens Bank of Billings, 2812 First Avenue North, Billings, Montana. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

On behalf of the Citizens board of directors, I recommend that you vote FOR approval of the merger.

Dean Comes
President and Chief Executive Officer

None of the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or Citizens and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated May 25, 2006, and is first being mailed to Citizens shareholders on May 26, 2006.

CITIZENS DEVELOPMENT COMPANY
2812 1STAvenue North, Suite 324
Billings, Montana 59101

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 28, 2006

TO THE SHAREHOLDERS OF CITIZENS DEVELOPMENT COMPANY:

A special meeting of shareholders of Citizens Development Company (“Citizens”) will be held on June 28, 2006, at 4:00 p.m. local time, at the offices of First Citizens Bank of Billings, 2812 First Avenue North, Billings, Montana. The special meeting is for the following purposes:

1. MERGER AGREEMENT.  To consider and vote upon a proposal to approve the Plan and Agreement of Merger, dated as of April 20, 2006, among Glacier Bancorp, Inc. and Citizens (the “Merger Agreement”), under the terms of which Citizens will merge with and into a newly-formed subsidiary of Glacier, as more fully described in the accompanying proxy statement/prospectus. The Merger Agreement is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2. OTHER MATTERS.  If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

Holders of record of Citizens common stock at the close of business on May 24, 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two thirds (66 2/3%) of each of the Class A and Class B shares entitled to be cast, voting as separate groups, at the Citizens special meeting is required for approval of the Merger Agreement. As of May 24, 2006, there were 43,151.33 shares of Class A common stock and 428,321.82 shares of Class B common stock, outstanding and entitled to vote at the special meeting.

Citizens shareholders have the right to dissent from the merger and obtain payment of the fair value of their Citizens shares under the applicable provisions of Montana law. A copy of the applicable statutes regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under the heading “The Merger — Dissenters’ Rights of Appraisal.”

The board of directors of Citizens has determined that the Merger Agreement is fair to and in the best interests of Citizens and its shareholders and recommends that you vote FOR approval of the Merger Agreement.

By Order of the Board of Directors,

Jason Hinch, Secretary

Billings, Montana
May 26, 2006

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that are not included in or delivered with this document.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901
ATTN: James H. Strosahl, Corporate Secretary
Telephone: (406) 751-4702

You will not be charged for the documents that you request. If you would like to request documents, please do so by June 13, 2006 in order to receive them before the Citizens special shareholders’ meeting.

See “Where You Can Find More Information About Glacier.”

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QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

What is the purpose of this proxy statement/prospectus?

This document serves as both a proxy statement of Citizens Development Company (“Citizens”) and a prospectus of Glacier Bancorp, Inc. (“Glacier”). As a proxy statement, it is being provided to you by Citizens because the board of directors of Citizens is soliciting your proxy to vote to approve the proposed merger of Citizens with and into Glacier. After the merger, Glacier will own the subsidiary banks of Citizens, which are referred to in this document as the “Citizens Banks.” As a prospectus, it is being provided to you by Glacier because Glacier is offering you shares of its common stock as partial consideration for your Citizens shares.

What will Citizens shareholders receive in the merger?

Under the terms of the Plan and Agreement of Merger, dated as of April 20, 2006, by and between Glacier and Citizens (the “Merger Agreement”), Glacier will pay cash and issue shares of its common stock in exchange for all outstanding shares of Citizens common stock. The Merger Agreement provides that the total merger consideration will be $77 million, plus a possible “earnings adjustment” in an amount equal to the amount of Citizens’ adjusted after tax-earnings from July 1, 2006 to the effective date of the merger. The total merger consideration may be reduced, if applicable, by the amount of any excess Citizens “transaction fees” as defined in the Merger Agreement. The total amount of stock that Glacier will be required to issue in the merger is fixed at 40% of the total merger consideration.

Based on the 471,473.15 Citizens’ shares that are currently outstanding, and assuming the $77 million purchase price is not increased for the earnings adjustment or the decreased for excess transaction fees, the purchase price per Citizens share will be $163.32.

What will I receive in the merger?

Under the Merger Agreement, unless you provide a notice of dissent, you may elect to receive for your shares either:

•	all Glacier common stock (a “Stock Election”), or

•	a combination of cash and Glacier common stock (a “Combination Election”).

Both the Stock Election and the Combination Elections are subject to the allocation procedures described in this document. As a result, the mix of cash and Glacier common stock that you receive will not be known until five days prior to the effective date of the merger. See “The Merger — Allocation” for a more detailed discussion of allocation procedures under the Merger Agreement.

What happens if I elect to receive Glacier stock in the merger?

If you make a Stock Election, you will receive shares of Glacier common stock in payment for your shares of Citizens. The exact number of Glacier shares that you will receive for each Citizens share will not be determined until five days prior to the closing of the merger, when the value of the Glacier stock is established as provided in the Merger Agreement.

What happens if I elect to receive a combination of Glacier stock and cash in the merger?

If you make a Combination Election, you will receive Glacier stock for that portion of your shares that will cause the total Glacier shares issued in the merger to equal 40% of the total merger consideration, (after taking into account the shares to be issued to those making Stock Elections), with the balance of your shares paid in cash. The percentage mix of cash and Glacier common stock will not be known until the effective date of the merger. However, under reasonable assumptions, it is anticipated that those making a Combination Election will receive 35% to 40% of the purchase price in shares of Glacier stock and 60% to 65% in cash. See “The Merger — Allocation.”

What is the amount of cash and/or the number of shares of Glacier common stock that I will receive for my shares of Citizens common stock?

The total merger consideration will not be determined until the effective date of the merger, because such consideration may be subject to the “earnings adjustment” described in this document, and the amount of any such earnings adjustment cannot be calculated until the effective date. The total merger consideration is also subject to possible reduction in the event of certain excess transaction fees as defined in the Merger Agreement. Additionally, the actual aggregate number of shares of Glacier common stock to be issued in the merger will not be determined until the fifth business day immediately prior to the effective date of the merger. As a result, the actual amount of cash and/or number of shares of Glacier common stock that you will receive for each of your Citizens shares will not be determined until shortly after the effective date of the merger. Those amounts will be determined based on a formula set forth in the Merger Agreement and described in this document, and once they are determined, those amounts will be made available on Glacier’s website at www.glacierbancorp.com.

Will the value of the per share consideration that I receive be substantially equivalent regardless of which election I make?

Yes. The formula that will be used to calculate the consideration is intended to substantially equalize the value of the consideration to be received for each share of Citizens common stock in the merger, as measured during the valuation period ending on the determination date, regardless of whether you make a Stock Election or a Combination Election. As the value of Glacier stock fluctuates with its trading price, however, the value of the Glacier stock you receive for a Citizens share likely will not be the exact same as the cash to be paid per share on any given day after the fifth business day preceding the merger (that is, after the Glacier value per share for the merger is established, as described elsewhere in this document).

What are the tax consequences of the merger to me?

We expect that for United States federal income tax purposes, the exchange of shares of Citizens common stock solely for shares of Glacier common stock generally will not cause you to recognize any taxable gain or loss. We also expect that if you receive a combination of cash and stock in exchange for your Citizens shares, you will be required to recognize any gain to the extent cash is received in the merger, and you will not be entitled to recognize any loss realized. If you receive solely cash in the merger, which will occur only if you exercise dissenters’ rights, you will recognize any gain or loss realized on the disposition of your Citizens shares. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

Will the shares of Glacier that I receive in the merger be freely transferable?

The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws, except for shares of Glacier common stock received by persons who are deemed to be “affiliates” of Citizens as defined under applicable federal securities laws. See “The Merger —  Stock Resales by Citizens Affiliates.”

How do I elect the form of consideration I prefer to receive?

A green election form with instructions for making your election as to the form of consideration you prefer to receive in the merger accompanies this proxy statement/prospectus. To make your election, you must submit a green election form to Glacier’s exchange agent before 5:00 p.m. Mountain Time on July 13, 2006, which is the tenth (10th) business day after the date of the Citizens special meeting. The election procedures are described under “The Merger — Election Procedure.” Note that you must enclose your Citizens stock certificate(s) with the green election form.

What is the deadline for receipt of my election form?

The green election forms must be received by the exchange agent by 5:00 p.m., Mountain Time, on July 13, 2006.

May I change my election once it has been submitted?

Yes. You may change your election so long as your new election is received by the exchange agent prior to 5:00 p.m. on July 13, 2006. To change your election, you must send the exchange agent a written notice revoking any election previously submitted. You may at that time provide a new election.

What happens if I do not make an election prior to the deadline?

If you fail to submit a valid green election form to the exchange agent prior to 5:00 p.m. Mountain Time on July 13, 2006, then you will be deemed to have made a Combination Election.

When and where will the special meeting take place?

Citizens will hold a special meeting of its shareholders on Wednesday, June 28, 2006, at 4:00 p.m., at the offices of First Citizens Bank of Billings, 2812 First Avenue North, Billings, Montana.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed white envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

If you fail to vote, that will have the same effect as voting against approval of the Merger Agreement. Approval of the Merger Agreement requires the affirmative vote of at least two thirds (66 2/3%) of the Class A and Class B shares of Citizens common stock outstanding and entitled to vote at the special meeting. The directors of Citizens, the Presidents of the Citizens Banks, the John T. Vucurevich Living Trust (the “Trust”), the John T. Vucurevich Foundation (the “Foundation”) and the Presidents of the subsidiary banks of Citizens’ affiliated bank holding companies who are not also Citizens directors (collectively, the “Voting Agreement Shareholders”), beneficially own and have the right to vote 403,021.40 shares, representing 85.48% of the shares entitled to be voted at the meeting (constituting 79.5% of the outstanding Class A shares, and 86.1% of the outstanding Class B shares), and they have each agreed to vote for the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the Merger Agreement.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Citizens’ secretary prior to the special meeting.

Who may vote at the meeting?

The board of directors of Citizens has set May 24, 2006, as the record date for the meeting. If you were the owner of Citizens common stock at the close of business on May 24, 2006, you may vote at the meeting.

When will the merger occur?

We presently expect to complete the merger during the third quarter of 2006. The merger will occur after approval of the shareholders of Citizens is obtained and after the merger has received regulatory approval and the other conditions to the merger are satisfied or waived. Glacier and Citizens are working toward completing the merger as quickly as possible.

How soon after the merger is completed can I expect to receive my cash or Glacier common stock?

Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

•	Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed white envelope as soon as possible so that your shares can be voted at Citizens’ special meeting of shareholders.

•	Additionally, please complete, sign and date the green election form, and return it in the enclosed green envelope, to Glacier’s exchange agent before the close of business on July 13, 2006. Note that your Citizens stock certificate(s) must be submitted together with the green election form.

What if I choose not to read the incorporated documents?

Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document.

What risks should I consider?

You should review carefully our discussion of “Risk Factors.” You should also review the factors considered by the Citizens board of directors in approving the Merger Agreement. See “The Merger — Background of the Merger” and “Reasons for the Merger — Citizens.”

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Marcy Mutch
Citizens Development Company
2812 1st Avenue North, Suite 324
Billings, Montana 59101
(406) 247-4269
e-mail: mmutch@cdc-ubc.com

This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of Citizens upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

The date of this proxy statement/prospectus is May 26, 2006.

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SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The Merger Agreement is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.

Information About Glacier and Citizens

Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901
(406) 756-4200

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a regional multi-bank holding company providing commercial banking services from 71 banking offices throughout Montana, Idaho, Wyoming, Utah and Washington. Glacier offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

Glacier is the parent holding company of nine wholly owned subsidiary commercial banks: Glacier Bank; Mountain West Bank; First Security Bank of Missoula; Western Security Bank; First National Bank — West; Big Sky Western Bank; Valley Bank of Helena; Glacier Bank of Whitefish; and Citizens Community Bank. Glacier is also the holding company of three financing subsidiaries.

As of March 31, 2006, Glacier had total assets of approximately $3.8 billion, total net loans receivable and loans held for sale of approximately $2.5 billion, total deposits of approximately $2.7 billion and approximately $344.4 million in shareholders’ equity. Glacier common stock trades on the Nasdaq National Market under the symbol “GBCI.”

Financial and other information regarding Glacier is set forth in Glacier’s annual report on Form 10-K for the year ending December 31, 2005, and the quarterly report on Form 10-Q for the quarter ending March 31, 2006. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation, certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ending December 31, 2005 and Glacier’s proxy statement for its 2006 annual meeting of shareholders, and the Forms 8-K filed by Glacier and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

Citizens Development Company
2812 1st Avenue North, Suite 324
Billings, Montana 59101
(406) 247-4275

Citizens, headquartered in Billings, Montana, is a Montana corporation, initially incorporated in Montana in 1968. Citizens is a multi-bank holding company providing commercial banking services from 11 banking offices throughout Montana. Citizens offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Citizens serves individuals, small to medium-sized businesses, community organizations and public entities. Approximately 82% of the Company is owned by the Trust and related entities, with the balance owned primarily by current and former officers and directors of Citizens and its subsidiary banks.

Citizens is the parent holding company of five subsidiary commercial banks: First Citizens Bank of Billings; First National Bank of Lewistown; Citizens State Bank (Hamilton); First Citizens Bank, N.A. (Columbia Falls) and Western Bank of Chinook, N.A. (collectively, the “Citizens Banks.”) The Citizens Banks have been in existence from 35 up to 100 years.

As of March 31, 2006, Citizens had total assets of approximately $410 million, total net loans receivable and loans held for sale of approximately $285 million, total deposits of approximately $360 million and approximately $36 million in shareholders’ equity.

Citizens Will Merge into Glacier

The Merger Agreement provides for the merger of Citizens with and into a newly formed wholly-owned subsidiary of Glacier. When the merger is effective, the Citizens Banks will become subsidiaries of Glacier. Glacier anticipates that following an initial transition period after the merger, the Citizens Banks will be merged into currently existing Glacier banks, based on geographic location.

In the merger, your shares of Citizens common stock will be exchanged for shares of Glacier common stock or a combination of cash and Glacier common stock. After the merger, you will no longer own shares of Citizens.

The Merger Agreement is attached as Appendix A to this document. We encourage you to read the Merger Agreement in its entirety.

Citizens Special Meeting

The special meeting of shareholders of Citizens will be held at the offices of First Citizens Bank of Billings, 2812 First Avenue North, Billings, Montana, on Wednesday, June 28, 2006 at 4:00 p.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the Merger Agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

You will be entitled to vote at the Citizens special meeting if you owned Citizens common stock at the close of business on May 24, 2006. As of that date there were 471,473.15 shares of Citizens Class A and Class B common stock entitled to be voted at the special meeting (43,151.33 Class A shares and 428,321.82 Class B shares).

Approval of the Merger Agreement Requires the Affirmative Vote of Two Thirds (66 2/3%) of the Shares of Citizens Common Stock that Are Outstanding and Entitled to Vote

In order to approve the Merger Agreement, at least two thirds (66 2/3%) of the outstanding shares of each of Citizens Class A and Class B common stock outstanding and entitled to vote as of the record date, voting as separate groups, must be voted at the special meeting in favor of approval. Glacier’s shareholders do not have to vote on the transaction.

As of the record date for the meeting, the Voting Agreement Shareholders beneficially owned approximately 85.48% of the outstanding shares of Citizens common stock. This amount constitutes 79.5% of the outstanding shares of Class A common stock of Citizens and 86.1% of the outstanding shares of Class B commons stock of Citizens. The Voting Agreement Shareholders of Citizens have agreed to vote their shares in favor of approval of the Merger Agreement.

What Citizens Shareholders Will Receive in the Merger

Under the Merger Agreement, Glacier will issue shares of its common stock and pay cash for all shares of Citizens common stock outstanding as of the date of the Merger Agreement. The total merger consideration that Glacier will pay will be $77 million, less the amount of any specified excess transaction fees and plus the amount of any earnings adjustment. The total merger consideration will be paid in cash and in shares of Glacier common stock. The total dollar value of Glacier common stock that Glacier will issue in the merger is fixed at 40% of the total merger consideration.

If you do not provide notice of dissent, you may elect to receive in exchange for each of your shares of Citizens common stock either (1) all shares of Glacier common stock, or (2) a combination of cash, without interest, and shares of Glacier common stock. In the either case, the percentage of Glacier common stock and cash that you receive will be subject to the allocation procedures described in this document.

The total merger consideration that Glacier will pay for the shares of Citizens shares will be equal to (i) $77 million, plus (ii) the amount of the earnings adjustment, if applicable. The Merger Agreement provides that the base merger consideration of $77 million will be reduced by the amount that Citizens’ transaction fees in connection with the merger exceed $810,000. Subject to certain conditions set forth in the Merger Agreement, the earnings adjustment is an amount equal to the amount of Citizens’ adjusted consolidated after-tax earnings from July 1, 2006 to the effective date of the merger.

The actual aggregate number of shares of Glacier common stock to be issued in the merger cannot be determined until the fifth business day immediately prior to the effective date of the merger. The actual amount of cash and/or Glacier common stock that you will receive for each of your Citizens shares will not be determined until shortly after the effective date of the merger. Those amounts will be determined based on a formula set forth in the Merger Agreement and described under the heading “The Merger — Merger Consideration.”

The formula is intended to substantially equalize the value of the consideration to be received for each share of Citizens common stock, as measured during the valuation period ending on the determination date, regardless of whether you make a Stock Election or a Combination Election.

The actual amounts received will depend on (i) the total merger consideration payable by Glacier under the Merger Agreement and (ii) the average closing price of Glacier common stock as of the determination date. Actual values of Glacier common stock received will depend on the market price of Glacier common stock at the time of the merger.

The allocation of cash and Glacier stock that you will receive if you make either the Stock Election or the Combination Election will be subject to the allocation procedures described under the heading “The Merger — Allocation.” .

You May Elect to Receive Stock Consideration or a Combination of Stock and Cash

In the merger, if you do not provide a notice of dissent, you may elect to receive in exchange for your shares either:

•	all Glacier common stock (a “Stock Election”), or

•	a combination of cash and Glacier common stock (a “Combination Election”).

If you perfect your dissenters’ rights, you will receive cash for your shares as provided under the applicable provisions of Montana law. See “The Merger — Dissenters’ Rights of Appraisal” and “The Merger — Allocation.”

With this proxy statement/prospectus, you will receive a green election form with instructions for making your election as to the form of consideration that you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger — Election Procedure.” If you fail to submit a valid green election form by the election deadline, you will be deemed to have made a Combination Election. You must submit your Citizens stock certificates together with the green election form.

As described under “The Merger — Allocation,” because the dollar value of Glacier common stock that will be issued in the merger is fixed at 40% of the total merger consideration, and because the number of Citizens shareholders who will choose to make Stock Elections is not currently known, the percentage of Glacier common stock and cash that you will receive if you make the Combination Election cannot be determined until the effective date of the merger.

Certain Federal Income Tax Consequences

Neither Citizens nor Glacier is required to complete the merger unless each of them receives a legal opinion of Glacier’s counsel that the merger will be treated as a “reorganization” for federal income tax purposes. Assuming such opinion is received, we expect that for United States federal income tax purposes, Citizens shareholders generally will not recognize any gain or loss on the conversion of shares of Citizens common stock into shares of Glacier common stock (although the receipt of any cash will be a taxable event). This tax treatment may not apply to some Citizens shareholders. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Citizens Shareholders Have Dissenters’ Rights

Under Montana law, Citizens shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Citizens common stock. A shareholder electing to dissent must strictly comply with all the procedures required by Montana law. These procedures are described later in this document, and a copy of the relevant portions of Montana law is attached as Appendix B.

The Citizens Board of Directors Recommends Shareholder Approval of the Merger

The Citizens board of directors believes that the merger is in the best interests of the Citizens shareholders and has unanimously approved the Merger Agreement. The Citizens board of directors recommends that Citizens shareholders vote “FOR” approval of the Merger Agreement.

Citizens Financial Advisor Says the Merger Consideration is Fair to Citizens Shareholders From a Financial Point of View

Hovde Financial, Inc. has served as financial advisor to Citizens in connection with the merger and has given an opinion to Citizens’ board of directors that, as of April 18, 2006, the consideration that Citizens shareholders will receive for their Citizens shares in the merger is fair, from a financial point of view, to Citizens shareholders. A copy of the opinion delivered by Hovde is attached to this document as Appendix C. Citizens shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde in providing its opinion. The opinion is more fully described under the heading “Opinion of Financial Advisor to Citizens” below. Citizens agreed to pay Hovde a fee for its services and indemnify Hovde against certain liabilities arising out of the merger or Hovde’s engagement.

Citizens Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders

Certain members of Citizens management have interests in the merger that are different from, or in addition to, their interests as Citizens shareholders. These interests arise out of existing agreements that they have entered into with Citizens, provisions in the Merger Agreement relating to indemnification of certain directors, and, in the case of the chief executive officers of the Citizens Banks, employment agreements that will take effect upon consummation of the merger. See “The Merger — Interests of Certain Persons in the Merger.”

The Citizens board of directors was aware of these interests and took them into account in its decision to approve the Merger Agreement.

The Merger Is Expected to Occur in the Third Quarter of 2006

Currently, we anticipate that the merger will occur in the third quarter of 2006. However, we cannot assure you when or if the merger will occur.

Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions

Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

•	approval of the Merger Agreement by shareholders holding at least two thirds (66 2/3%) of the outstanding shares of Citizens Class A and Class B common stock that are outstanding and entitled to vote;

•	approval of the merger by federal and state regulatory authorities;

•	accuracy of the other party’s representations in the Merger Agreement; and

•	compliance by the other party with all material terms, covenants and conditions of the Merger Agreement.

The Merger Agreement provides that either Glacier or Citizens may terminate the merger either before or after the Citizens special meeting, under certain circumstances. Among other things, the merger may be terminated under certain circumstances if the average closing price of Glacier common stock during the valuation period either exceeds or is lower than specified amounts. See “The Merger — Termination of the Merger Agreement.”

We May Not Complete the Merger Without All Required Regulatory Approvals

The merger must be approved by the Federal Reserve and the Montana banking regulators. We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Either Citizens or Glacier, as the Case May Be, Must Pay a Termination Fee Under Certain Circumstances

The Merger Agreement provides that Citizens must pay Glacier a termination fee of $250,000 if Glacier terminates the Merger Agreement due to a breach by Citizens of its representations or covenants, or if the Citizens board of directors does not recommend approval of the merger to Citizens shareholders.

The Merger Agreement also provides that Glacier must pay Citizens a termination fee of $250,000 if Citizens terminates the Merger Agreement due to a breach by Glacier of its representations or covenants. See “The Merger Agreement — Termination Fees.”

Citizens Must Pay Glacier a Break-up Fee Under Certain Circumstances

Under the Merger Agreement, Citizens must pay Glacier a break-up fee of $2.25 million, if the Merger Agreement is terminated due to the failure of the Citizens board of directors to recommend the merger to its shareholders, or due to the receipt of a superior acquisition proposal which is acted upon by Citizens.

Citizens agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the Merger Agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Citizens. See “The Merger Agreement — Break-up Fee.”

Citizens Shareholders Will Have Different Rights After the Merger

The rights of Citizens shareholders are governed by Montana law, as well as Citizens’ articles of incorporation and bylaws. After completion of the merger, the rights of the former Citizens shareholders receiving Glacier common stock in the merger will be continue to be governed by Montana law, and by Glacier’s articles of incorporation and bylaws. Although Glacier’s articles of incorporation and bylaws are similar in many ways to Citizens’ articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Citizens shareholders. See “Comparison of Certain Rights of Holders of Glacier and Citizens Stock.”

Glacier intends to conduct an underwritten common stock offering in connection with, but not as a condition to, the Merger

Prior to the closing of the merger, Glacier intends to register and sell, in an underwritten offering, approximately one million shares of its common stock, including any underwriter’s over-allotment. The occurrence of this offering is not a condition to the closing of the merger. The proceeds of the offering will strengthen Glacier’s tangible and regulatory capital position, particularly in light of the significant amount of cash being paid in connection with the merger. Subject to any earnings adjustment, Citizens shareholders will receive a fixed amount of consideration for their shares, although the number of Glacier shares exchanged for such Citizens shares will fluctuate based on the “average closing price” of Glacier Common stock, as determined under the Merger Agreement. Since the offering will occur prior to the period during which the average closing price will be determined, any effect of the offering on the trading price of Glacier common stock will be taken into account under the Merger Agreement, and reflected in the number of Glacier shares that Citizens shareholders receive in the merger.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Merger Agreement limits Citizens’ ability to pursue other transactions and provides for the payment of a break up fee if Citizens does so.

While the Merger Agreement is in effect and subject to very narrow exceptions, Citizens and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Citizens’ ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Citizens receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the Merger Agreement is terminated, Citizens may be required to pay a $2.25 million break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Under certain conditions, the Merger Agreement requires Citizens to pay a termination fee.

Under certain circumstances, Glacier can terminate the Merger Agreement and require Citizens to pay a termination fee of $250,000.

Because the market price of Glacier common stock may fluctuate, you cannot be sure of the number of shares of Glacier common stock that you will receive.

At the time of the Citizens special meeting, you will not be able to determine the number of shares of Glacier common stock you would receive upon completion of the merger. Fluctuations in Glacier’s stock price will impact how much Glacier common stock you own relative to existing Glacier shareholders. Your relative portion will be less the higher Glacier’s stock price, and more the lower Glacier’s stock price. We urge you to obtain current market quotations for Glacier common stock.

The percentage mix of stock and cash to be received by Citizens shareholders making Combination Elections will not be determined until closing.

If you make a Combination Election, you will receive Glacier stock for that portion of your shares that will cause the total Glacier shares issued in the merger to equal 40% of the total merger consideration (after taking into account the shares to be issued to those making Stock Elections), with the balance of your shares paid in cash. However, the number of Citizens shareholders who will make Stock Elections are currently unknown. Accordingly, the percentage of Glacier common stock and cash that you will receive if you make a Combination Election cannot be determined until the effectiveness of the merger. For a detailed description of the allocation procedures, please see the discussion under the heading “The Merger — Allocation”

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Glacier and Citizens have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of the ongoing business of the Citizens Banks or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of former Citizens Banks.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably estimated the likely costs of integrating the operations of Citizens into Glacier, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Glacier may grow through future acquisitions, which could, in some circumstances, adversely affect net income.

Glacier anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Glacier’s acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Glacier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Glacier can continue to grow through acquisitions.

In the future, Glacier may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Glacier does not currently have any definitive understandings or agreements for any acquisitions that involve the issuance of Glacier capital stock. However, as noted above, Glacier anticipates that it will continue to expand by acquisition in the future.

Glacier has various anti-takeover measures that could impede a takeover of Glacier.

Glacier has various anti-takeover measures in place, some of which are listed elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and Citizens Common Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and Citizens’ control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	our business may not be integrated successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or Citizens or any person acting on behalf of Glacier or Citizens are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor Citizens undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following selected financial information for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from audited consolidated financial statements of Glacier. The financial information of and for the three months ended March 31, 2006 and 2005 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Glacier considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

GLACIER BANCORP, INC. AND SUBSIDIARIES
SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION

	At or for the Three Months Ended March 31		At or for the Fiscal Years Ended December 31
	2006	2005	2005	2004	2003	2002	2001
	($ in thousands, except per share data)

Summary of Operations
Interest income	$55,952	$40,507	$189,985	$147,285	$130,830	$133,989	$137,920
Interest expense	19,644	12,051	59,978	39,892	38,478	47,522	65,546

Net interest income	36,308	28,456	130,007	107,393	92,352	86,467	72,374
Provision for loan losses	1,165	1,490	6,023	4,195	3,809	5,745	4,525

Net interest income after provision for loan losses	35,143	26,966	123,984	103,198	88,543	80,722	67,849
Noninterest income	11,156	9,108	44,626	34,565	33,562	25,917	23,251
Noninterest expenses	25,827	19,074	90,926	72,133	65,944	57,813	57,385

Pre-tax net income	20,472	17,000	77,684	65,630	56,161	48,826	33,715
Taxes	6,843	5,480	25,311	21,014	18,153	16,424	12,026

Net income	13,629	11,520	52,373	44,616	38,008	32,402	21,689

Basic earnings per share	$0.42	$0.37	$1.67	$1.46	$1.26	$1.10	$0.80
Diluted earnings per share	$0.42	$0.37	$1.64	$1.43	$1.24	$1.08	$0.78
Cash dividends per share	$0.16	$0.14	$0.60	$0.54	$0.48	$0.39	$0.35
Statement of Financial Condition:
Total assets	$3,800,158	$3,306,440	$3,706,344	$3,010,737	$2,739,633	$2,281,344	$2,085,747
Net loans receivable and LHFS	2,527,432	1,879,932	2,397,187	1,701,805	1,430,365	1,300,653	1,322,327
Total deposits	2,693,399	1,976,681	2,534,712	1,729,708	1,597,625	1,459,923	1,446,064
Total borrowings	640,190	943,943	719,413	900,148	842,280	544,953	399,880
Shareholder’s equity	344,391	273,449	333,239	270,184	237,839	212,249	176,983
Book value per share	$10.66	$8.86	$10.36	$8.80	$7.86	$7.14	$6.11
Key Operating Ratios:
Return on average assets	1.48%	1.50%	1.52%	1.54%	1.53%	1.50%	1.10%
Return on average shareholders’ equity	16.21%	17.06%	17.62%	17.61%	16.82%	16.57%	13.49%
Average equity to average assets	9.12%	8.80%	8.61%	8.75%	9.10%	9.08%	8.26%
Net interest margin(1)	4.32%	4.08%	4.20%	4.15%	4.20%	4.51%	4.08%
Non-performing over assets	0.27%	0.27%	0.26%	0.32%	0.48%	0.51%	0.53%
Dividend payout ratio	38.10%	37.84%	35.93%	37.36%	38.07%	35.45%	43.48%

(1)	Calculated on a tax equivalent basis.

HISTORICAL AND PRO FORMA PER SHARE DATA

The table set below presents the historical earnings, book value and cash dividends per share as of March 31, 2006, and the three months then ended, and as of December 31, 2005, and the year then ended, for Glacier, together with the pro forma amounts after giving effect to the merger. This data should be read in conjunction with the Glacier financial statements and other financial information included elsewhere in this document or incorporated into this document by reference. The pro forma data are not necessarily indicative of future operating results or financial position.

The table below also presents the closing prices per share for Glacier and Citizens common stock, respectively, on the day prior to the announcement of the merger, and as of          , 2006, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of Citizens shares after giving effect to the merger. The pro forma equivalent per share data for Citizens is calculated by multiplying the historical per share data for Glacier by the implied exchange ratio of 2.080 used to calculate the merger consideration. The pro forma information provided below assumes that the total merger consideration equals $77 million, and is not (i) decreased by the amount of any excess transaction fees, or (ii) increased by the amount of any earnings adjustment, both as described elsewhere in this document. See the discussion under the heading “Comparative Stock Price and Dividend Information” on the next page for important information about the limited trading in stock of Citizens and the effect that may have on the reliability of the share price data. The pro forma combined and pro forma equivalent information provided below does not reflect the effect of the proposed issuance by Glacier of up to 1 million additional shares of common stock in the underwritten public stock offering described under “Summary” above.

	Glacier				Citizens
			Pro Forma				Pro Forma
	Historical		Combined		Historical		Equivalent

Basic earnings per share:
Year ended December 31, 2005		$1.67		$1.77		$10.15		$3.47
Three months ended March 31, 2006		$0.42		$.41		$(0.32)		$.87
Diluted earnings per share:			$				$
Year ended December 31, 2005		$1.64		$1.74		$10.15		$3.41
Three months ended March 31, 2006		$0.42		$.40		$(0.32)		$.87
Book value per share at:			$				$
December 31, 2005		$10.36		$10.98		$77.46		$21.55
March 31, 2006		$10.66		$11.27		$76.14		$22.17
Cash dividends per share declared:			$				$
Year ended December 31, 2005		$.60		$.65		$1.72		$1.25
Three months ended March 31, 2006		$.16		$.19		$1.06		$.33
Market value per share at April 20, 2006		$31.40	$	N/A	$	N/A		$65.31
Market value per share at , 2006	$		$		$		$

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on the Nasdaq National Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sale prices for Glacier common stock as reported on the Nasdaq National Market, and

•	dividends per share on Glacier common stock.

			Cash
			Dividends
	High*	Low*	Declared

2004
First quarter	$21.63	$18.88	$0.13
Second quarter	$22.60	$19.59	$0.13
Third quarter	$24.28	$20.60	$0.14
Fourth quarter	$28.71	$23.12	$0.14
2005
First quarter	$27.98	$23.59	$0.14
Second quarter	$26.39	$21.07	$0.15
Third quarter	$31.40	$25.91	$0.15
Fourth quarter	$33.50	$28.00	$0.16
2006
First quarter	$32.71	$29.58	$0.16
Second quarter (through May 8, 2006)	$31.80	$29.37	$—

*	Adjusted for stock splits and stock dividends.

At May 8, 2006, the 32,337,527 outstanding shares of Glacier common stock were held by approximately 10,932 holders of record.

Citizens Common Stock

Citizens common stock is not quoted on a stock exchange or market and no broker makes a market in the stock. Stock transfer records maintained by Citizens indicate that there have been very infrequent transactions in Citizens’ stock, other than purchases and sales to certain qualified individuals made in accordance with the Citizens Shareholders Agreement. Other sales and purchases of shares of Citizens common stock are privately negotiated, and Citizens is often not aware of the price for those transactions. Citizens is aware of no transfers of Citizens common stock between independent parties (persons not subject to the Citizens Shareholder Agreement) since 1995. Consequently, no trading price date is available which would accurately reflect the actual market value of the shares.

At May 1, 2006, the 471,473.15 outstanding shares of Citizens Class A and Class B common stock were held by approximately 64 holders of record.

CITIZENS DEVELOPMENT COMPANY SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Citizens special meeting of shareholders will be held on Wednesday, June 28, 2006, at 4:00 p.m. local time, at the offices of the First Citizens Bank of Billings, 2812 First Avenue North, Billings, Montana.

As described below under “Vote Required,” approval of the Merger Agreement requires the affirmative vote of at least two thirds (66 2/3%) of the shares of each of the Citizens Class A and Class B common stock that are outstanding and entitled to vote on the record date, each class voting separately as a group. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the Merger Agreement, or if a quorum is not present, Citizens may adjourn or postpone the meeting in order to permit further solicitation of proxies by Citizens. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the Merger Agreement.

Purpose

At the special meeting, Citizens shareholders will:

•	consider and vote on a proposal to approve the merger, and

•	if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies

Record Date; Shares Outstanding and Entitled to Vote

The Citizens board of directors has fixed 5:00 p.m. on May 24, 2006 as the record date for determining the holders of shares of Citizens common stock entitled to notice of and to vote at the special meeting. At the close of business on the Citizens record date, there were 471,473.15 total shares of Class A and Class B common stock issued and outstanding held by approximately 64 holders of record. Holders of record of Citizens common stock on the record date are entitled to one vote per share, and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger — Dissenters’ Rights of Appraisal” and Appendix B.

The Voting Agreement Shareholders have agreed to vote all Citizens shares held or controlled by him or it in favor of approval of the merger. A total of 403,021.40 outstanding shares, or approximately 85.48% of the outstanding shares of Citizens common stock, are covered by this voting agreement. This percentage represents more than the two-thirds (66 2/3%) vote of each of the Class A common stock and the Class B common stock required to approve the merger. See “The Merger — Voting Agreement.”

Vote Required

The affirmative vote of at least two thirds (66 2/3%) of the shares of Citizens Class A and Class B common stock outstanding and entitled to vote on the record date, each voting separately as a group, is required to approve the merger. At least fifty percent (50%) of the total outstanding shares of Class A and Class B Citizens common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For this purpose, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the Merger Agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the Merger Agreement is approved by the holders of Citizens common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the Merger Agreement.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger and in the proxy’s discretion on any other matter coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of Citizens;

•	a later-dated proxy; or

•	appearing and voting at the special meeting in person.

Citizens is soliciting the proxy for the special meeting on behalf of the Citizens board of directors. Citizens will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, Citizens may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Citizens does not expect to pay any compensation for the solicitation of proxies. However, Citizens will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

Citizens was formed in 1968. In 1976, John T. Vucurevich acquired majority ownership of Citizens. In 1998, Mr. Vucurevich transferred his majority ownership in Citizens, together with his ownership interests in two other bank holding companies, to the Trust. The Trust provided for the transfer at the time of Mr. Vucurevich’s death of substantially all of Mr. Vucurevich’s banking interests to the Foundation. The trustee of the Trust is advised by a board of advisors with regard to all activities related to bank holding company stock owned by the Trust, including the Trust’s ownership of Citizens. Similarly, the trustee of the Foundation is advised by a board of advisors with regard to activities related to bank holding company stocks owned by the Foundation, including Citizens. Subsequent to Mr. Vucurevich’s death in June of 2005, the board of advisors of the Trust and of the Foundation reviewed and discussed alternatives relating to the transfer of Trust assets to the Foundation and the disposition and use of those assets. In November of 2005, both the Foundation and the Trust concluded that the most prudent alternative would be to pursue a sale of Citizens in order to realize the full value for the Trust’s ownership interest in Citizens and to diversify and enhance the liquidity of the Foundation’s overall assets once it had received a final distribution of the Trust’s assets.

In November of 2005, the Trust and the Foundation informed the Citizens board of directors of their decision, and the board agreed to move forward with the sale of Citizens. In November of 2005, Citizens solicited proposals from investment banking firms to provide advisory services in connection with the sale process. In December of 2005, Citizens hired D.A. Davidson & Co. (“Davidson”) to serve as its investment banking advisor.

In January and February of 2006, Davidson conducted due diligence, met with Citizens management, prepared financial analyses, and assisted management in drafting an informational memorandum and identifying and qualifying prospective acquirers.

From February 14 to February 28, 2006, Davidson contacted prospective acquirers, received signed confidentiality agreements from such parties, provided interested parties with the informational memorandum, and assisted Citizens management in providing supplemental information.

On March 10, 2006, the board of directors of Glacier met and authorized management to submit a preliminary proposal for the merger of Citizens into Glacier, substantially on the terms subsequently reflected in the Merger Agreement.

On March 10, 2006, Davidson received preliminary proposals and indications of interest from prospective acquirers, including Glacier. From March 13 to March 15, 2006, Davidson had follow-on discussions with several of the interested parties to discuss and clarify or confirm various aspects of their proposals.

On March 16, 2006, the board of directors and professional advisors and counsel to Citizens and the Trust met to review and consider the various proposals. The Board reviewed and discussed their fiduciary duties to the shareholders and other stakeholders of Citizens, the process undertaken to date, the terms of the various proposals, and in particular, the terms and related considerations of the top three proposals. The board determined that the proposal from Glacier was most favorable to Citizens, and instructed Davidson to contact Glacier to further negotiate the mix of stock and cash (to provide more cash to the Citizens shareholders), and to request that the

Glacier shares to be delivered in the merger would be registered shares. After discussion and negotiation, Glacier agreed to provide 60% of the merger consideration in cash, and further agreed to register the Glacier shares to be issued to Citizens shareholders in the merger. The Citizens board informed Glacier that the Company would move forward under the revised terms and requested that Glacier provide an updated term sheet reflecting the revised terms. On the morning of March 17, 2006, the board of directors of Citizens and the board of advisors to the trustees of the Trust separately met and adopted resolutions formally approving of entering into the updated term sheet with Glacier.

From March 17 to April 18, 2006, Glacier and its advisors conducted due diligence, performed independent loan reviews at the Citizens Banks, conducted a financial audit of the Citizens balance sheet, and delivered and negotiated drafts of the Merger Agreement and related documents and agreements.

From March 22 to March 28, 2006, Citizens solicited proposals from experienced financial advisory and investment banking firms for the delivery and support of an independent opinion as the fairness of the merger to the Citizens shareholders, from a financial point of view. On March 29, 2006, Citizens selected Hovde Financial, Inc. (“Hovde”) to provide services related to the support and delivery of the fairness opinion. From March 29 to April 18, 2006, Hovde conducted due diligence reviews, prepared financial analyses, evaluated information related to other bank merger transactions and publicly traded banks, reviewed the Merger Agreement, and prepared a presentation of its findings.

On April 18, 2006, Hovde presented its analyses and findings to the board of directors of Citizens, comparing the value to be received by Citizens shareholders in the merger to valuations under other comparable transactions and valuation methodologies, and providing information concerning the valuation, performance, and trading characteristics of Glacier shares. Hovde advised the board of its opinion that the merger is fair to Citizens shareholders, from a financial point of view, and delivered its formal written opinion to that effect.

On April 19, 2006, the board of directors of Glacier met to consider approval of the merger. Matters discussed included the fiduciary duties of the directors, the results of due diligence reviews, the terms of the Merger Agreement and related documents, the pro forma financial impact and strategic implications of the merger, and the timing and process for consummation of the merger. After due consideration of these matters, the Glacier board approved the merger by unanimous vote.

On the morning of April 19, 2006, the board of advisors to the trustee of the Trust and the board of advisors to the trustee of the Foundation met and adopted resolutions formally approving the proposed merger and approving the execution of the Merger Agreement.

On April 20, 2006, the board of directors of Citizens met to consider approval of the merger with Glacier. Matters discussed included the fiduciary duties of the directors, the process undertaken to date, the terms of the Merger Agreement, the conditions to closing, the termination and break-up fee arrangements, the form of consideration to be received, the analyses and findings of Hovde, the process required before closing, and the implications of the merger to Citizens shareholders, employees, and customers. After due consideration of these matters, the Citizens board approved the merger by unanimous vote.

Glacier and Citizens executed the Merger Agreement and related documents on the afternoon of April 20, 2006. After the close of business on April 20, 2006, the parties issued a joint press release announcing the execution of the Merger Agreement.

Reasons For The Merger — Citizens

The Citizens board of directors believes the merger is in the best interests of Citizens and the Citizens shareholders. The Citizens board of directors unanimously recommends that Citizens shareholders vote for the approval of the Merger Agreement and the consummation of the transaction contemplated by that Merger Agreement.

In reaching its determination to approve the Merger Agreement, the Citizens board of directors consulted with its management and its financial and legal advisors, and considered a number of factors. Following is a description of each of the material factors that Citizens board of directors believes favor the merger:

•	Terms of the Merger. The terms of the merger, including the total dollar amount of the consideration being paid, the form of consideration, the potential increase in purchase price through the earnings adjustment, and the flexibility allowed Citizens to pay dividends, stay bonuses, and transaction expenses, and to incur other adjustments that will affect closing capital. The fact that the aggregate consideration being paid to Citizens shareholders represented a premium over the value of Citizens established by other recent appraisals and valuation analyses.

•	Liquidity for Glacier Shares. The expectation that Glacier common stock will provide a high level of liquidity for Citizens shareholders, with an average weekly trading volume during the past ninety days of more than 400,000 Glacier shares.

•	Confidence to Close. The fact that Glacier has substantial financial resources, with no dependence on outside funding to consummate the merger. The fact that Glacier has a demonstrated and favorable track record of having completed bank acquisitions on the terms and within the timeframes initially agreed upon by the parties.

•	Fairness Opinion. Hovde’s opinion, discussed below in “Opinion of Company Financial Advisor to Citizens,” stating that, based upon and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion, as of April 18, 2006, the merger consideration was fair to Citizens shareholders from a financial point of view.

•	Products & Services. The fact that Citizens’ customers would be afforded new products and services not previously available. For instance, larger credit relationships, additional deposit and loan products, expanded online, and enhanced cash management services will be available.

•	Corporate Values. The understanding that Glacier and Citizens share a common vision of the importance of customer service and local decision making and that management and employees of the Citizens Banks and Glacier possess complementary skills and expertise.

•	Competitive Issues. The fact that competition in the Citizens market has increased in the past few years and is expected to increase in the future as other larger banks enter the market.

•	Future Prospects. The belief that future business and expansion prospects of the Citizens Banks will be stronger on a combined basis.

•	Employee Matters. The expectation that the merger will generally expand the career opportunities and employee benefits available to many Citizens employees.

•	Tax Free Reorganization. The expectation that the merger will constitute a tax free reorganization under section 368(a) of the Internal Revenue Code.

•	Approvals. The likelihood of receiving required regulatory approvals and achieving other conditions to closing in a timely fashion.

In the course of its deliberations regarding the merger, the Citizens board of directors also considered the following information, which the board of directors determined did not outweigh the benefits to Citizens and its shareholders expected to be generated by the merger:

•	Consideration Unknown until Closing. Because the market price of Glacier common stock will fluctuate, and because the total merger consideration is payable in cash and in Glacier common stock, Citizens shareholders cannot be sure of the number of shares of Glacier common stock that will be exchanged for shares of Citizens common stock, or the form of merger consideration that they will receive until the completion of the merger.

•	Business Interruption. The possible disruption to Citizens Banks’ business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of the Citizens Banks’ business.

•	Integration Issues. The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the merger may not be fully realized.

•	Operational Restrictions. The restrictions contained in the Merger Agreement on the operation of Citizens’ business during the period between the signing of the Merger Agreement and completion of the merger.

•	Termination, No-Approval and Break-Up Fees. Under certain circumstances, Glacier may terminate the Merger Agreement and require Citizens to pay a termination fee of $250,000. In certain circumstances where the Merger Agreement is terminated following the receipt of a superior proposal prior to the consummation of the merger and such a superior proposal is accepted within the twelve months following such termination and then subsequently consummated, Citizens may be required to pay a break-up fee of $2.25 million.

•	Risk of Termination. The possibility that the merger might not be completed and the effect of the resulting public announcement of the termination of the Merger Agreement on, among other things, the market price of Citizens common stock and Citizens operating results, particularly in light of the costs incurred in connection with the transaction.

•	Other Matters. Other matters described in the sections entitled “Risk Factors” and “The Merger — Interests of Certain Persons in the Merger.”

The foregoing discussion of the information considered by the Citizens board of directors is not intended to be exhaustive but includes all of the material factors considered by the board of directors. In reaching its determination to approve and recommend the merger, the Citizens board of directors did not assign any relative or specific weights to the factors considered in reaching that determination and individual directors may have given differing weights to different factors. Given the above, the Citizens board of directors determined that the Merger Agreement is in the best interests of Citizens and its shareholders and unanimously approved the merger.

Opinion of Financial Advisor to Citizens

Hovde has delivered to the Board of Directors of Citizens its opinion that, based upon and subject to the various considerations set forth in its written opinion dated April 18, 2006, the total transaction consideration to be paid to the shareholders of Citizens is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by Citizens upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated April 18, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached to this document as Appendix C. Citizens shareholders should read this opinion in its entirety.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Board of Directors of Citizens selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde received a fee from Citizens for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of Citizens as to the fairness, from a financial point of view, of the merger to the shareholders of Citizens. Hovde received all of such fee subsequent to its presentation of its fairness opinion and analysis to the Board of Directors of Citizens. Citizens has also agreed to indemnify Hovde Financial against any claims, losses and expenses arising out of the merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any shareholder of Citizens as to how the shareholder should vote at the Citizens shareholder meeting. The summary of the opinion of Hovde set forth below is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the Board of Directors of Citizens by Hovde. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the Board of Directors of Citizens, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde may have given various analyses more or less weight than other analyses. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Citizens board of directors and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Citizens and Glacier. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the transaction consideration, from a financial point of view, to Citizens shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Citizens might engage. In addition, as described above, Hovde’s opinion to the Citizens board of directors was one of many factors taken into consideration by the Citizens board of directors in making its determination to approve the Merger Agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of Citizens and Glacier and material prepared in connection with the merger, including, among other things, the following:

•	the Merger Agreement;

•	certain historical publicly available information concerning Citizens and Glacier;

•	certain financial projections prepared by the managements of Citizens;

•	certain internal financial and other information provided to Hovde by the managements of Citizens and Glacier;

•	historical market prices and trading volumes of Glacier stock; and

•	the nature and terms of recent merger transactions involving banks and bank holding companies that Hovde considered relevant;

Hovde conducted meetings and had discussions with members of the senior managements of Citizens and Glacier for purposes of reviewing the future prospects of Citizens and Glacier. Hovde also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the Merger Agreement. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by Citizens and Glacier were reasonably prepared and reflected the best currently available estimates and judgments of the senior managements of Citizens and Glacier as to the future financial performance of Citizens and Glacier. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Citizens or Glacier. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by Citizens and Glacier, relied upon the representations and warranties of Citizens and Glacier made pursuant to the Merger Agreement, and did not independently attempt to verify any of such information.

Analysis of Selected Mergers.  As part of its analysis, Hovde reviewed two groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 1995, that involved target banks in the Inland Northwestern United States (MT, ID, WY) that had total assets greater than $50.0 million (the “Inland Northwestern Merger Group”). This Inland Northwestern Merger Group consisted of the following 17 transactions:

Buyer	Seller

United Bancorp. of WY (WY)	First Natl Bk Hldg Co. Inc. (WY)
Glacier Bancorp Inc. (MT)	Thompson Falls Holding Company (MT)
Glacier Bancorp Inc. (MT)	Citizens Bank Holding Company (ID)
Glacier Bancorp Inc. (MT)	First National Banks-West Co. (WY)
Intermountain Community Bncp (ID)	Snake River Bancorp (ID)
Heartland Financial USA Inc. (IA)	Rocky Mountain Bancorp. Inc. (MT)
Glacier Bancorp Inc. (MT)	Pend Oreille Bancorp (ID)
Stockman Financial Corp. (MT)	Marquette Bank Montana, NA (MT)
Inter-Mountain Bancorp, Inc. (MT)	Chouteau Cnty Bancshares, Inc. (MT)
First Interstate BancSystem (MT)	Equality Bankshares Inc. (WY)
First Interstate BancSystem (MT)	Security State B&TC (MT)
Norwest Corp. (MN)	Riverton State Bk Hldg Co. (WY)
Montana Security, Inc. (MT)	NE Montana Bk Shares, Inc. (MT)
Community First Bankshares (ND)	KeyBank NA — Wyoming (WY)
First Interstate BancSystem (MT)	First Interstate BK of WY, NA (WY)
Rocky Mountain Bancorp., Inc. (MT)	N.E. Montana Bancshares, Inc. (MT)
First Interstate BancSystem (MT)	First Park Cnty Bkshrs, Inc. (MT)

Hovde also reviewed comparable mergers involving target banks in the State of Montana that had total assets greater than $30.0 million (the “Montana Merger Group”). This Montana Merger Group consisted of the following 15 transactions:

Buyer	Seller

Glacier Bancorp Inc. (MT)	Thompson Falls Holding Company (MT)
Heartland Financial USA Inc. (IA)	Rocky Mountain Bancorp. Inc. (MT)
First Interstate BancSystem (MT)	Silver Run Bancorp, Inc. (MT)
Mountain West Financial Corp. (MT)	Bankwest Financial, Inc. (MT)
Stockman Financial Corp. (MT)	Marquette Bank Montana, NA (MT)
Inter-Mountain Bancorp, Inc. (MT)	Chouteau Cnty Bancshares, Inc. (MT)
Flathead Hldg Co. of Bigfork (MT)	Mountain Bank System, Inc. (MT)
Stockman Financial Corp. (MT)	Terry Bancshares, Inc. (MT)
First Interstate BancSystem (MT)	Security State B&TC (MT)
Montana Security, Inc. (MT)	NE Montana Bk Shares, Inc. (MT)
Rocky Mountain Bancorp., Inc. (MT)	N.E. Montana Bancshares, Inc. (MT)
First Interstate BancSystem (MT)	First Park Cnty Bkshrs, Inc. (MT)
First Interstate BancSystem (MT)	Citizens Bancshares, Inc. (MT)
Bank of Montana System (MT)	Montana Bancsystem, Inc. (MT)
Glacier Bancorp Inc. (MT)	Everreen Bancorporation, Inc. (MT)

Hovde calculated the medians and averages of the following relevant transaction ratios in the Inland Northwestern Merger Group and the Montana Merger Group: The multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; the tangible book value premium to core deposits; and the multiple of the offer value to the acquired company’s book value. Hovde compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the Merger Agreement at $77.0 million (approximately 40% of the consideration in the form of Glacier’s stock, and approximately 60% in cash for Citizens common stock). In calculating the multiples for the merger, Hovde used Citizens’ earnings for the 12 months ended December 31, 2005, and Citizens’ book value, and total deposits as of December 31, 2005. The results of this analysis are as follows:

		Offer Value to
		Ratio of Tangible
	12 Months	Book Value
	Preceding	Premium to Core
	Earnings	Deposits	Book Value
	(x)	(%)	(x)

Citizens	16.1	11.6	2.1
Inland Northwestern Merger Group median	13.9	9.2	1.8
Inland Northwestern Merger Group average	14.7	10.4	2.0
Montana Merger Group median	11.5	7.5	1.7
Montana Merger Group average	11.6	8.4	1.8

Discounted Cash Flow Analysis.  Hovde estimated the present value of all shares of Citizens common stock by estimating the value of Citizens’ estimated future earnings stream beginning in 2006. Reflecting Citizens’ internal projections and Hovde estimates, Hovde assumed net income in 2006, 2007, 2008, 2009, and 2010 of $4.0 million, $5.9 million, $6.3 million, $6.7 million, and $7.2 million, respectively. Net income in 2006 reflects an after-tax charge of $1.4 million to loan loss reserve levels, thus directly impacting initially projected earnings. The present value of these earnings was calculated based on a range of discount rates between 12.0% and 15.0%. In order to derive the terminal value of Citizens’ earnings stream beyond 2010, Hovde assumed a terminal value based on a multiple of between 13.0x and 17.0x applied to free cash flows in 2010. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Citizens’ common stock. This analysis and its underlying assumptions yielded a range of value for all the shares of

Citizens’ stock of approximately $60.1 million (at a 12.0% discount rate and a 13.0x terminal multiple) to $67.3 million (at a 15.0% discount rate and a 17.0x terminal multiple) with a midpoint of $64.0 (using a 13.5% discount rate and a 15.0x terminal multiple), compared to total merger consideration of $77.0 million.

Comparable Company Analysis.  Using publicly available information, Hovde compared the financial performance and stock market valuation of Glacier with the following publicly traded Northwestern banking institutions with assets as of December 31, 2005 or March 31, 2006 (depending on availability of financial information):

Company Name (Ticker)	Assets ($mm)

AmericanWest Bancorporation (AWBC)	$1,109,134
Banner Corporation (BANR)	$3,040,555
Cascade Bancorp (CACB)	$1,350,664
Cascade Financial Corporation (CASB)	$1,211,784
Columbia Banking System, Inc. (COLB)	$2,377,322
Frontier Financial Corporation (FTBK)	$2,637,005
Horizon Financial Corp. (HRZB)	$1,083,743
PremierWest Bancorp (PRWT)	$940,188
Umpqua Holdings Corporation (UMPQ)	$5,360,639
West Coast Bancorp (WCBO)	$1,997,138

Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of December 31, 2005 or March 31, 2006 (depending on availability of financial information) and, where relevant, closing stock market information as of April 13, 2006. Selected market information for Glacier and the group of comparable companies that was analyzed is provided below.

	Stock	Price/	Price/	Price/	Div. Yield	Mkt. Cap	Inside
	Price	TBV (%)	Book (%)	LTM EPS (x)	(%)	($m)	Ownership (%)

Glacier	$30.36	396.8	293.1	18.5	2.11	980.1	6.88
Comparable
Company		292.1	244.7	19.4	1.49	500.6	8.50
Average

				Net Interest		NPAs/	Reserves/
	ROAE	ROAA	Tangible Equity	Margin	Efficiency	Average	NPAs
	(%)	(%)	Ratio (%)	(%)	Ratio (%)	Assets (%)	(%)

Glacier	17.61	1.54	6.80	4.06	51.04	0.27	383.14
Comparable
Company	13.32	1.34	8.25	4.88	57.52	0.34	415.39
Average

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to Citizens shareholders.

Recommendation of the Citizens Board

The Citizens board of directors unanimously recommends that its shareholders vote for approval of the Merger Agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below, but that are contained in the Merger Agreement. You are being asked to approve the merger in accordance with the terms of the Merger Agreement, and you are urged to read the Merger Agreement carefully. The Merger Agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The Merger Agreement provides for the merger of Citizens with and into a newly formed wholly-owned subsidiary of Glacier. Following the merger, the Citizens Banks will become subsidiaries of Glacier. Following an initial transition period after the merger, Glacier anticipates that the Citizens Banks will be merged into currently existing Glacier banks, based on the geographical location of such banks.

In the merger, Citizens shareholders will receive either Glacier common stock or a combination of Glacier common stock and cash for their Citizens common stock, as described below.

While Glacier and Citizens believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “— Conditions to the Completion of the Merger” and “— Regulatory Requirements.”

Merger Consideration

The Merger Agreement provides that as of the effective date of the merger, each share of Citizens common stock issued and outstanding immediately prior to the effective date will be converted into the right to receive either Glacier common stock or a combination of Glacier common stock and cash, in each case as described below. Under the Merger Agreement, Glacier will pay a total of $77.0 million, less that amount of any excess transaction fees, and plus the amount of any “Earnings Adjustment,” both as described below. This amount (less specified transaction fees) is referred to in the Merger Agreement as the “Total Consideration.” The Merger Agreement provides that the dollar value of the Glacier common stock to be issued in the merger will be fixed at 40% of the Total Consideration.

The base merger consideration of $77.0 million will be increased by the amount of an Earnings Adjustment, which is defined in the Merger Agreement as an amount equal to the dollar amount of Citizens’ consolidated adjusted after-tax earnings, excluding extraordinary expenses, from July 1, 2006 to the end of the month immediately preceding the effective date of the merger, plus an additional per diem payment, in the event the effective date occurs mid month, equal to the number of days in the period from the month end immediately preceding the effective date until the effective date, multiplied by the average daily earnings for Citizens from January 1, 2006 to the most recently reported month end prior to the effective date of the merger.

The base merger consideration of $77.0 million will be decreased by the amount that Citizens’ transaction fees exceeds $810,000. “Transaction fees” for this purpose are defined as all cost and expenses incurred by Citizens or owed or paid by Citizens, to investment advisors, independent accountants (up to a limit of $40,000), legal counsel, printers, and other professional advisors in connection with the preparation, execution and execution of the Merger Agreement and the consummation of the merger.

Each Citizens shareholder will have the right to elect to convert such shareholder’s Citizens common stock into (i) shares of Glacier common stock, or (ii) a combination of shares of Glacier common stock and cash. See “— Election Procedure.”

The value of the consideration (whether stock or cash) that a Citizens shareholder will receive for each share of Citizens stock is referred to in the Merger Agreement as the “per share consideration.” Per share consideration is the dollar amount obtained by dividing the Total Consideration by the number of outstanding Citizens shares on April 20, 2006, the date the Merger Agreement was executed.

The amount of cash that a Citizens shareholder will receive for each share of his or her Citizens stock is referred to in the Merger Agreement as the “per share cash consideration,” which is defined as cash in an amount equal to the per share consideration.

The amount of Glacier common stock that a Citizens shareholder will receive for each share of Citizens stock is referred to in the Merger Agreement as the “per share stock consideration.” The per share stock consideration is defined as the number of shares of Glacier stock equal to the quotient obtained by dividing the per share consideration by the “average closing price” of Glacier common stock. The average closing price (as defined in the Merger Agreement) of Glacier common stock will be determined during a five-day period ending on the fifth day prior to the effective date of the merger. As a result, the per share stock consideration cannot be determined until the fifth day immediately prior to the effective date of the merger.

The formula described above is intended to substantially equalize the value of the consideration to be received for each share of Citizens common stock in the merger as measured during the valuation period, regardless of whether a Citizens shareholder elects to receive all Glacier common stock or a combination of Glacier common stock and cash. This equalization mechanism was deemed to be desirable because the value of Glacier common stock will fluctuate. In order to best ensure that the value of the consideration for each share of Citizens common stock is as equal as possible upon receipt by Citizens shareholders, regardless of the form of the consideration, the per share stock consideration is based on the average closing price.

The following hypothetical example is provided for illustration purposes only, and does not reflect the actual amounts that will be payable in the merger. The example assumes that (i) the Total Consideration payable under the Merger Agreement is $77 million, and has not been increased by the amount of any earnings adjustment, or decreased by the amount of any excess transaction fees, (ii) the average closing price of Glacier common stock, as determined under the Merger Agreement, is $31.00, (iii) and that there were 471,473.15 outstanding shares of Citizens stock on the execution date of the Merger Agreement, and (iv) that as a result of the allocation procedures described below under “Allocation,” a Citizens shareholder making a Combination Election receives 64% cash and 36% Glacier common stock:

Assuming a Citizens shareholder owns 100 shares of Citizens common stock, and makes:

•	A Stock Election, such shareholder would receive 526 shares of Glacier common stock (and $25.79 in cash in lieu of a fractional share) having a total value (based on Glacier’s average closing price) of $16,331.79;

•	A Combination Election, such shareholder would receive 189 shares of Glacier common stock and cash of $10,472.79 (including $20.44 cash in lieu of a fractional share), which together with the stock would have a total value of $16,331.79.

If the price of Glacier common stock (based on the average closing price) increases, then the number of shares of Glacier common stock received for each share of Citizens would decrease. If the price of Glacier common stock decreases, the number of shares being exchanged for Glacier common stock would increase. For example, if the average closing price during the valuation period is $34.00 (approximately 10% higher than the assumed average closing price shown in the example above), then a Citizens shareholder receiving stock would receive approximately 4.80 shares of Glacier common stock per Citizens share, although the value per share of Citizens common stock would remain at $163.32 per share. Similarly, if the average closing price during the valuation period is $27.00 (approximately 10% lower than the assumed average closing price shown in the example above), then a Citizens shareholder receiving stock would receive approximately 6.05 shares of Glacier common stock per Citizens share, although the value per share of Citizens common stock would remain at $163.32 per share.

No assurance can be given that the current fair market value of Glacier common stock will be equivalent to the fair market value of Glacier common stock on the date that stock is received by a Citizens shareholder or at any other time. The fair market value of Glacier common stock received by a Citizens shareholder may be greater or less than the current fair market value of Glacier common stock due to numerous market factors.

Citizens may terminate the Merger Agreement if the Glacier average closing price is greater than $34.88 per share, unless Glacier elects to adjust the per share stock consideration. Glacier may terminate the Merger Agreement if the Glacier average closing price is less than $27.13 per share, unless Citizens agrees to accept an adjustment in the per share stock consideration. See “— Termination of the Merger Agreement.”

The terms of the merger were determined by Glacier and Citizens on the basis of arms-length negotiations.

Election Procedure

Subject to the allocation mechanism described in the next section, each Citizens shareholder will have the right to elect to receive with respect to such shareholder’s shares of Citizens common stock:

•	all Glacier common stock (a “Stock Election”) ; or

•	a combination of Glacier common stock and cash (a “Combination Election”).

Stock Election.   A shareholder who makes a Stock Election will receive shares of Glacier common stock in exchange for his or her shares of Citizens stock.

Combination Election.   A shareholder who elects the Combination Election will receive a combination of Glacier common stock and cash. The exact percentages of Glacier common stock and cash that will be received under a Combination Election will be determined as described under “— Allocation” below.

No-Election Shares.   Shareholders who indicate that they have no preference as to whether they receive cash or a combination of Glacier common stock and cash, and shareholders who do not make a valid election, will be deemed to have made a Combination Election. See “— Allocation” below.

Proposed Dissenting Shares.   If a Citizens shareholder provides notice of dissent to Citizens in accordance with the Montana Business Corporation Act, such shareholder will have the rights provided by applicable Montana law, as described under “Dissenters’ Rights of Appraisal” below.

Election Form.   A green election form accompanies this proxy statement/prospectus. The green election form allows the holder to make the Stock Election or the Combination Election, or to indicate that the holder makes no election. Citizens and Glacier will make available election forms to persons who become holders of Citizens common stock between the record date for the Citizens special meeting and the close of business on the day prior to the election deadline.

Holders of Citizens common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the green election form. Shareholders of Citizens who have not made a valid election prior to the election deadline, which is 5:00 p.m., Mountain Time, on July 13, 2006, will be deemed to have made a Combination Election.

To make an election, a holder of Citizens common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form.

An election may be revoked or changed by the person submitting the election form prior to the election deadline. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Glacier regarding these matters will be binding and conclusive. Neither Glacier or Citizens nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

You must surrender your Citizens stock certificates together with the green election form. The green election form contains instructions on how to surrender shares of Citizens common stock in exchange for the merger consideration the holder is entitled to receive under the Merger Agreement.

All shares of Glacier common stock issued to the holders of Citizens common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Citizens stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Glacier common stock into which any of your shares may have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of Citizens of any shares of Citizens common stock. If certificates representing shares of Citizens common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Citizens common stock represented by those certificates shall have been converted.

If a certificate for Citizens common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with Citizens, and appropriate and customary identification.

Allocation

Pursuant to the terms of the Merger Agreement, the amount of Glacier common stock that will be issued in the merger is fixed at the dollar amount that is equal to 40% of the Total Consideration payable in the merger. Shares of Glacier common stock will be allocated first to Citizens shareholders making Stock Elections. Since the Trust has informed Glacier and Citizens that it intends to make a Combination Election, and since the Citizens shares owned by shareholders other than the Trust account for only approximately 20% of the outstanding Citizens shares, the practical effects of the allocation procedures set forth in the Merger Agreement are as follows:

Stock Elections.   Shareholders who elect the Stock Election will receive Glacier common stock (in an amount equal to the per share stock consideration) in respect of their shares of Citizens common stock.

Combination Elections.   The Merger Agreement provides that Citizens shares as to which a Combination Election has been made will be converted, on a pro rata basis, after giving effect to the allocation of Stock Election shares described above, such that holders of those shares will receive (i) shares of Glacier common stock (in an amount equal to the per share stock consideration) for that portion of their shares that would cause the total dollar value of Glacier common stock issued in the merger to equal 40% of the Total Consideration, and (ii) cash (in the amount of the per share cash consideration) for the balance of their shares.

The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger in accordance with the Merger Agreement.

The Merger Agreement provides that any cash remaining after the allocation of the allocation to Stock Election and Combination Election shares as described above will be held or applied by the Exchange Agent for the payment of dissenting shares and fractional shares. The amount of cash paid for shares of Citizens stock, including proposed dissenting shares, may not exceed 60% of the Total Consideration.

Because the federal income tax consequences of receiving cash, Glacier common stock, or both cash and Glacier common stock will differ, Citizens shareholders are urged to read carefully the information set forth under the caption “— Federal Income Tax Consequences of the Merger” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by Citizens shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Citizens shareholders who receive cash consideration.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of Citizens common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the average closing price of Glacier common stock during the valuation period. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the Merger Agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the third quarter of 2006. Either Glacier or Citizens may, subject to certain conditions, terminate the Merger Agreement if the effective date does not occur on or before October 31, 2006.

Federal Income Tax Consequences of the Merger

The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Citizens common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the Merger Agreement.

This discussion assumes that the Citizens shareholders hold their shares of Citizens common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Citizens shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

•	financial institutions, mutual funds, dealers in securities or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	non-United States persons;

•	Citizens shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

•	Citizens shareholders who received their Citizens common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

Consummation of the merger is conditioned upon the receipt by Citizens of the opinion of Graham & Dunn PC, counsel to Glacier, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither Citizens nor Glacier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

Assuming consummation of the merger on the basis of facts, representations and assumptions as set forth in the opinion referred to above, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges such shareholder’s Citizens common stock for cash, Glacier common stock or a combination of cash and Glacier common stock.

Exchange Solely for Glacier Common Stock.   If pursuant to the merger a holder exchanges all of its shares of Citizens common stock solely for shares of Glacier common stock, the holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Glacier common stock (as discussed below). The aggregate adjusted tax basis of the shares of Glacier common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Citizens common stock surrendered for the Glacier common stock (reduced by the tax basis allocable to any fractional share of Glacier common stock for which cash is received), and the holding period of the Glacier common stock will include the period during which the shares of Citizens common stock were held. If a holder has differing bases or holding periods in respect of its shares of Citizens common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

Exchange for Glacier Common Stock and Cash.   If pursuant to the merger a holder exchanges all of its shares of Citizens common stock for a combination of Glacier common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, excluding any cash received in lieu of fractional shares, and the fair market value of the Glacier common stock received pursuant to the merger over the holder’s adjusted tax basis in its shares of Citizens common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares with a different holding period. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Citizens common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Glacier common stock received by a holder that exchanges its shares of Citizens common stock for a combination of Glacier common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Citizens common stock surrendered for Glacier common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Glacier common stock will include the holding period of the shares of Citizens common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of Citizens common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

Possible Treatment of Cash as a Dividend.   In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Glacier. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Citizens common stock solely for Glacier common stock and Glacier then immediately redeemed (the “deemed redemption”) a portion of the Glacier common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.

The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the holder owns, actually and constructively, (i) less than 50% of the total combined voting power of all classes of Glacier stock entitled to vote and (ii) less than 80% of the percentage of Glacier stock the holder actually and constructively owned before the deemed redemption. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder’s actual and constructive percentage stock ownership of Glacier. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Glacier the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Glacier the holder actually and constructively owns immediately after the deemed redemption. In determining whether the deemed redemption is substantially disproportionate or not essentially equivalent to a dividend, a holder is deemed to own stock actually owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

Cash Received in Lieu of a Fractional Share.   Cash received by a holder of Citizens common stock in lieu of a fractional share of Glacier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Citizens common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Citizens common stock is more than one year.

Dissenting Shareholders.   Holders of Citizens common stock who dissent with respect to the merger, as discussed in “Dissenters’ Rights,” and who receive cash in respect of their shares of Citizens common stock, and who own such shares as a capital asset and who do not actually or constructively own shares of Glacier after the merger, will recognize gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the holder’s aggregate tax basis in his or her shares of Citizens common stock. The gain or loss will be long-term capital gain or loss if the shares of Citizens were held for more than one year.

Backup Withholding.   Non-corporate shareholders of Citizens may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Reporting Requirements.   Shareholders who receive Glacier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder’s federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Citizens shareholders will be responsible for the preparation of their own tax returns.

Graham & Dunn PC has delivered an opinion to the foregoing effect to Glacier. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions and on representations made by officers of Glacier and Citizens to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.

An opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind. No assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither Citizens nor Glacier has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

The foregoing is a general summary of the material federal income tax consequences of the merger to Citizens shareholders, without regard to the particular facts and circumstances of each shareholder’s tax situation and status. In addition, there may be relevant state, local, foreign or other tax consequences, none of which is described above. Because certain tax consequences of the merger may vary depending on the particular circumstances of each shareholder, each Citizens shareholder should consult its own tax advisor regarding its specific tax situation and status, including the specific application of state, local and foreign laws to such shareholder and the possible effect of changes in federal and other tax laws.

Voting Agreement

The Voting Agreement Shareholders have entered into a Voting Agreement, dated as of April 20, 2006 (the “Voting Agreement”). In the Voting Agreement, the Voting Agreement Shareholders agree, among other things, to vote the shares of Citizens common stock that he or it owns or controls in favor of the merger. The persons or entities that have entered into this Voting Agreement are entitled to vote a total of 403,021.40 outstanding shares of Citizens common stock, which is approximately 85.48% of the total shares outstanding (79.5% of the total shares of Class A common stock outstanding, and 86.1% of the total shares of Class B common stock outstanding).

Dissenters’ Rights of Appraisal

Under Montana law, Citizens shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of Citizens common stock.

Citizens shareholders electing to exercise dissenters’ rights must comply with the provisions of the Montana appraisal laws in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a Citizens shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Montana appraisal laws, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to assert dissenters’ rights must:

•	deliver to Citizens before the special meeting written notice of the shareholders’ intent to demand payment for the shareholder’s shares in the merger is completed, and

•	not vote in favor of the merger.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

Citizens Development Company
2812 1st Avenue North, Suite 324
Billings, Montana 59101
ATTN: Marcy Mutch

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying Citizens in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Citizens the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder over which the shareholder has power to direct the vote.

A shareholder who does not, prior to the special shareholders meeting, deliver to Citizens a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all Citizens shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	supply a form for demanding payment;

•	set a date by which Glacier must receive the payment demand, which date will be between 30 and 60 days after notice is delivered;

•	state Glacier’s estimate of the “fair value” for the shares and the date by which any notice to withdraw (discussed below) must be received; and

•	provide a copy of the dissenters’ rights provisions of the Montana Code Annotated, Sections 35-1-826 through 35-1-839).

A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause that person to lose their dissenters’ rights.

A shareholder who has complied with the requirements summarized in the previous paragraph may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Citizens by the date set forth in the written notice provided by Glacier following consummation of the merger. If the shareholder does not withdraw from the appraisal process by the specified date, he or she may not do so thereafter unless Glacier consents to such withdrawal in writing.

Upon completion of the merger or receipt of the payment demand, whichever is later, Glacier will pay each dissenter with properly perfected dissenters’ rights Glacier’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of Citizens prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger. The rate of interest is required to be the average rate then being paid by Citizens on its principal bank loans, or if Citizens has no loans from other banks, at a rate that is fair and equitable under all the circumstances.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value.

In view of the complexity of the Montana statutes governing dissenters’ rights of appraisal, Citizens shareholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The failure of a Citizens shareholder to comply strictly with the Montana statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to this appendix for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to that appendix.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the Merger Agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and Citizens, are as follows:

•	approval of the merger by Citizens shareholders;

•	accuracy of the other party’s representations in the Merger Agreement and any certificate or other instrument delivered in connection with the Merger Agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the Merger Agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	Glacier’s receipt of a tax opinion from Graham & Dunn PC; and

•	the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of Citizens in the merger has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the Merger Agreement are subject to conditions that include the following:

•	Citizens’ has delivered a statement regarding the amount of transaction fees (as defined in the Merger Agreement) and that such transaction fees are in compliance with the terms of the Merger Agreement;

•	That in the opinion of the executive officers of Citizens and the Citizens Banks, each Citizens Bank’s allowance for loan and lease losses (“ALLL”), as adjusted for specified required increases or charge-offs, is adequate to absorb such bank’s anticipated loan losses;

•	That after giving effect to the payment of all Citizens’ transaction fees and the payoff of notes receivable from certain Citizens shareholders (but excluding the impact of specified required increases in ALLL or charge offs or other receivables), the capital of Citizens (as defined in the Merger Agreement) is not less than $36.1 million at the closing of the merger.

•	That the aggregate deposits of the Citizens Banks, excluding certificates of deposit (or equivalents) of $100,000 or more and brokered deposits, is not less than $300 million at the closing of the merger

•	That the aggregate amount of cash to be paid for shares of Citizens common stock, including proposed dissenting shares, will not exceed 60% of the total merger consideration, as it may be adjusted under the Merger Agreement.

Additionally, either Glacier or Citizens may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “— Termination of the Merger Agreement.”

Either Glacier or Citizens may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory and Citizens shareholder approval). Either Glacier or Citizens may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The Merger Agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the Citizens special meeting of the shareholders. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Citizens shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of consideration Citizens shareholders will receive in the merger or the allocation of the cash percentage and stock percentage would require further Citizens shareholder approval.

Termination of the Merger Agreement

The Merger Agreement contains several provisions entitling either Glacier or Citizens to terminate the Merger Agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time.   If the merger has not closed by October 31, 2006, then at any time after that date, the board of directors of either Glacier or Citizens may terminate the Merger Agreement.

Glacier Average Closing Price Greater than $34.88.   Citizens may terminate the Merger Agreement if the Glacier average closing price (as defined in the Merger Agreement) is greater than $34.88.

If Citizens provides written notice of its intent to terminate the Merger Agreement because the Glacier average closing price is greater than $34.88, Glacier may elect, within two business days of its receipt of such notice, to adjust the per share stock consideration through the issuance of additional shares of Glacier common stock, such that the per share stock consideration equals the number of share of Glacier common stock that a Citizens shareholder would have received if the Glacier average closing price had been $34.88. If this election is made by Glacier, no termination of the Merger Agreement will occur and the Merger Agreement will remain in effect according to its terms, except that the per share stock consideration will have been adjusted.

Glacier Average Closing Price Less than $27.13.   Glacier may terminate the Merger Agreement in the Glacier average closing price (as defined in the Merger Agreement) is less than $27.13.

If Glacier provides written notice of its intent to terminate the Merger Agreement because the Glacier average closing price is less than $27.13, Citizens may elect, within two business days of its receipt of such notice, to accept an adjustment to the per share stock consideration through the issuance of fewer shares of Glacier common stock, such that the per share stock consideration equals the number of shares of Glacier common stock that a Citizens shareholder would have received in the Glacier average closing price had been $27.13. If this election is made by Citizens, no termination of the Merger Agreement will occur and the Merger Agreement will remain in effect according to its terms, except that that the per share stock consideration will have been adjusted.

Mutual Consent.   The parties may terminate the Merger Agreement at any time before closing, whether before or after approval by Citizens shareholders, by mutual consent.

No Regulatory Approvals.   Either party may terminate the Merger Agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the Merger Agreement, subject to certain rights granted in the Merger Agreement to appeal the denial of such regulatory approval.

Breach of Warranty.   Either party may terminate the Merger Agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in the Merger Agreement) if there has been a material breach of any of the representations or warranties set forth in the Merger Agreement on the part of the other party, which breach is not cured within 30 days following written notice to such party, or which breach cannot, by its nature, be cured prior to the closing of the merger.

Breach of Covenant.   Either party may terminate the Merger Agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the Merger Agreement) if there has been a material breach of any covenants or agreements set forth in the Merger Agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval.   Glacier may terminate the Merger Agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the Merger Agreement), if (i) the Citizens board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether the Citizens board of directors recommends approval of the merger to its shareholders, Glacier may terminate the Merger Agreement if Citizens shareholders elect not to approve the merger.

Impracticability.   Either party may terminate the Merger Agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Montana to restrain or invalidate the merger or the Merger Agreement.

Potential Dissenting Shares.   Glacier may terminate the Merger Agreement if holders of 10% or more of the outstanding shares of Citizens common stock are proposed dissenting shares (as defined in the Merger Agreement).

Superior Proposal.   Citizens may terminate the Merger Agreement if its board of directors determines in good faith that Citizens has received a “Superior Proposal” as defined in the Merger Agreement. This right is subject to the requirement that Citizens may terminate the Merger Agreement only if Citizens (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Glacier, Citizens intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, and (iii) Citizens has provided Glacier with at least five business days prior notice that Citizens intends to accept a Superior Proposal and given Glacier, if it so elects, an opportunity to amend the terms of the Merger Agreement (negotiated in good faith between Glacier and Citizens) in such a manner as would enable Citizens to proceed with the merger.

Termination Fees

Subject to certain exceptions, Citizens will pay Glacier a termination fee of $250,000 if Glacier terminates the Merger Agreement based on a Citizens breach of its representations or breach of its covenants. Glacier will pay Citizens a termination fee of $250,000 if Citizens terminates the Merger Agreement based on a Glacier breach of its representations or breach of its warranties.

Break-Up Fee

If the Merger Agreement is terminated (i) because the Citizens board of directors fails to recommend shareholder approval of the Merger Agreement; or (ii) Citizens terminates the Merger Agreement after receiving a Superior Proposal (as defined in the Merger Agreement) and Glacier declines the opportunity to amend the terms of the Merger Agreement to enable Citizens’ Board to proceed with the merger; or (iii) Glacier terminates the Merger Agreement after Citizens’ receipt of a Superior Proposal followed by an immediate acquisition event, then Citizens will immediately pay Glacier a break-up fee of $2.25 million. If the Merger Agreement is terminated by Glacier due to Citizens’ receipt of a Superior Proposal and prior to or within six months after such termination, Citizens or the Citizens Banks enter into an agreement, or publicly announce an intention, to engage in an acquisition event, or within 12 months after such termination an acquisition event has occurred, then Citizens will promptly pay to Glacier the break-up fee in the amount of $2.25 million.

Allocation of Costs Upon Termination

If the Merger Agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and Citizens will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The Merger Agreement provides that, until the merger is effective, Citizens and each Citizens Bank will conduct their respective businesses only in the ordinary and usual course. The Merger Agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, Citizens and each Citizens Bank will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to Citizens or the shares of any Citizens Bank, or pledge or encumber any shares of such stock or grant any options for such stock;

•	other than in the ordinary course of business, consistent with past practice, and as necessary to pay Citizens transaction fee expenses consistent with the Merger Agreement, declaring or paying dividends (except quarterly dividends to be paid in April 2006 and July 2006 of approximately $500,000 per quarter) or other distributions;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business;

•	soliciting or accepting deposit accounts of a different type than previously accepted by the Citizens Banks or at rates materially in excess of prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

•	offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by the Citizens Banks, or offering or making a loan or extension of credit in am amount greater than $1 million without prior consultation with Glacier;

•	with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

•	with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

•	with specified exceptions, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

•	with specified exceptions, entering into any personal services contract;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain realized from all sales after the date of execution of the Merger Agreement would exceed $25,000, or transferring investment securities between portfolios;

•	amending or materially changing its operations, policies or procedures;

•	with specified exceptions, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

•	entering into transactions or making any expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

Citizens Bank Management and Operations After the Merger

Upon the effectiveness of the merger, Citizens will merge with and into a newly formed, wholly-owned subsidiary of Glacier (the “Holding Subsidiary”), and each of the Citizens Banks will become subsidiaries of Glacier by virtue of being subsidiaries of the Holding Subsidiary. For an initial period following the merger (the “Transition Period”), the various Citizens Banks will operate under their current names and with their current boards of directors and executive officers.

Following the Transition Period, the various former Citizens Banks will be merged with and into currently existing Glacier subsidiary banks, based upon geographic location (the “Bank Mergers”). Upon the closing of the Bank Mergers, the former Citizens Banks will operate as divisions of the Glacier subsidiary banks into which they have merged. As described under “— Interests of Certain Persons in the Merger — Employment Agreements” below, each of the current Presidents of the various Citizens Banks have entered into employment agreements under which they will continue to serve as President during the Transition Period, and will serve in a senior management role following the Bank Mergers.

Employee Benefit Plans

The Merger Agreement provides that Glacier and Citizens intend, as soon as practicable after the merger, to transfer the accrued benefits of employees of Citizens and the Citizens Banks under Citizens’ Pension Plan that are intended to be qualified under Section 401(a) of the Internal Revenue Code to a similar plan maintained by Glacier. Citizens’ other existing benefit plans will be terminated. If the employment of any persons who are Citizens Bank employees is terminated within three months of the closing of the Bank Mergers as a result of the consolidation of staff functions, such persons will be entitled to receive the severance payment specified in Glacier’s severance plan for employees as then in effect.

Interests of Certain Persons in the Merger

Certain members of the Citizens board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Citizens generally. The Citizens board of directors was aware of these factors and considered them, among other things, in approving the Merger Agreement.

Stock Ownership.  The Voting Agreement Shareholders beneficially owned, as of the record date for the special meeting, a total number of shares of Citizens common stock representing approximately 85.48% of all outstanding Citizens shares. The Voting Agreement Shareholders of Citizens will receive the same consideration in the merger for their shares as other shareholders of Citizens.

Voting Agreements.  The Voting Agreement Shareholders of Citizens have entered into a Voting Agreement, dated as of the same date as the Merger Agreement. Pursuant to this agreement, each Voting Agreement Shareholder agrees to vote the shares of Citizens common stock that he owns or controls in favor of the merger. The persons or entities that have entered into this agreement are entitled to vote a total of 403,021.40 outstanding shares of Citizens common stock, which is approximately 85.48% of the total shares outstanding.

Employment Agreements.  Each of the Citizens Banks have entered into an employment agreement, ratified by Glacier, with its current President (Mr. Bob Whalen of Citizens State Bank of Hamilton; Mr. Jason Hinch of First Citizens Bank of Billings; Mr. Dean Comes of First National Bank of Lewiston; Mr. Bob Sizemore of Western Bank of Chinook, N.A.; and Mr. Scott Weaver of First Citizens Bank, N.A.). Each employment agreement provides that following the merger, the relevant Citizens Bank will operate as a subsidiary of the Holding Subsidiary during the Transition Period, and that following the Transition Period, the relevant former Citizens Bank will merge with and into an existing Glacier subsidiary bank in the Bank Mergers, and thereafter operate as a division of such Glacier subsidiary bank.

Each employment agreement provides that during the Transition Period the named executive will serve as President of the relevant former Citizens Bank, and that after the Transition Period, the named executive’s title will be determined by the board of directors of the Glacier subsidiary into which the relevant former Citizens Bank merged.

Each of the employment agreements provides that if the employment of the named executive is terminated without cause (as defined in the agreement) or if the named executive resigns with good reason (as defined in the agreement), the relevant employing bank will pay to the named executive a lump sum payment based on the named executive’s monthly base salary and the terms of the agreement.

Each of the employment agreements provide that during the term of employment and for a one year after the named executive’s employment has ended, the named executive will not provide management, supervisory or other similar services to any person or entity engaged in any business within the County in which the employing bank is located, that is competitive with the business of the employing bank or Glacier.

Each of the employment agreements provides for an initial annual salary, with subsequent salary increases subject to the employing bank’s annual review of the named executive’s compensation and performance. The initial annual salaries for the Citizens Banks Presidents range from $86,000 to $120,000.

Citizens Director Non-Competition Agreement.  All members of the board of directors of Citizens (except Messrs. Dean Comes and Jason Hinch, who are subject to an employment agreement) have entered into a non-competition agreement with Glacier. Except under certain limited circumstances, the non-competition agreement prohibits directors from competing with Glacier, the Citizens Banks that will become Glacier subsidiaries following the merger, and their successors within the State of Montana. The term of the non-competition agreement commences upon the effective date of the merger and continues for two years.

Citizens Principal Shareholder Non-Competition Agreement.  The Trust, the Foundation and the Presidents of the subsidiary banks of Citizens affiliated bank holding companies who are not also Citizens directors have entered into a non-competition agreement with Glacier. Except under certain limited circumstances, the non-competition agreement prohibits such principal shareholders from competing with Glacier, the Citizens Banks that will become Glacier subsidiaries following the merger, and their successors, within Yellowstone, Ravalli, Fergus, Blaine and Flathead Counties in Montana. The term of the non-competition agreement commences on the effective date of the merger and continues for two years.

Stay Bonuses.  Certain Citizens employees and Presidents and other senior officers of the Citizens Banks will receive stay bonuses in the aggregate amount of $1.2 million (of which $700,000 in the aggregate will be paid to the Presidents of the Citizens Banks) immediately prior to the consummation of the merger.

Potential Conflict of Interest of Citizens’ Investment Banking Advisor.  Citizens’ investment banking advisor in the merger, Davidson, has conflicts or potential conflicts of interest as a result of the fact that Davidson has advised Glacier on previous bank acquisition transactions and public or private securities offerings, currently makes a market in and provides investment research coverage of Glacier’s common stock and is expected to serve as an underwriter of shares of Glacier’s common stock that may be issued by Glacier in connection with the merger. Davidson advised the Citizens board of directors of such conflicts or potential conflicts of interest and further advised the board, and the board determined, to obtain an independent opinion as to the fairness of the merger to Citizens shareholders, from a financial point of view.

Indemnification of Directors and Officers; Insurance.  The Merger Agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of Citizens and the Citizens Banks against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under Montana law or the articles of incorporation or bylaws of Citizens and/or the Citizens Banks.

The Merger Agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

Accounting Treatment of the Merger

The acquisition of Citizens will be accounted for using the purchase method of accounting by Glacier under generally accepted accounting principles. Accordingly, using the purchase method of accounting, the assets and liabilities of Citizens will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Citizens will be included in Glacier’s consolidated statement of operations after the date of the merger. The intangible assets will be amortized against the combined company’s earnings following completion of the merger.

Stock Resales by Citizens Affiliates

The Glacier common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 (“1933 Act”), except for shares received by persons, including directors and executive officers of Citizens, who may be deemed to be “affiliates” of Citizens, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Glacier common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Glacier, under other applicable exemptions from the registration requirements of the 1933 Act. Glacier will obtain customary agreements with all Citizens directors, officers, and affiliates of Citizens, under which such persons will represent that they will not dispose of their shares of Glacier received in the merger or the shares of capital stock of Citizens or Glacier held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/prospectus does not cover any resales of the Glacier common stock received by affiliates of Citizens.

INFORMATION CONCERNING CITIZENS DEVELOPMENT COMPANY

Business

Citizens is a Billings, Montana-based bank holding company that owns the five separately chartered community banks throughout Montana. Citizens was founded in 1968 and the Citizens Banks have been in existence from 35 up to 100 years. Consequently, Citizens enjoys excellent banking office locations, solid market positions, and a strong and loyal customer base. Approximately 82% of Citizens is owned by the Trust, with the balance owned primarily by current and former officers and directors of Citizens and Citizens Banks. With only three full-time employees at the holding company level (whose services are partially allocated to affiliated banking groups in South Dakota and Wisconsin), management of Citizens is very de-centralized, with significant autonomy provided to each of the Citizens Banks. Citizens believes this approach reflects a genuine community banking philosophy, with decisions and relationships based at the local level.

Citizens Banks’ Products, Services and Markets

The Citizens Banks provide traditional commercial and retail banking services to businesses, agricultural producers, and individuals in the markets they serve. The Citizens Banks include:

•	First Citizens Bank of Billings (“FCB-Billings”), a state-chartered bank with $170 million in assets. FCB-Billings was established in 1969 and acquired by Mr. John Vucurevich in 1975. Today, the bank provides full services from four branches in Billings and one branch in Laurel, a community approximately 15 miles to the west. FCB-Billings provides its customers a variety of lending and deposit products and services, with a strong emphasis on commercial lending to small and medium-sized businesses. Billings is the state’s largest market, with 130,000 people in Yellowstone County and a diversified and growing economy supported by trade center activities, manufacturing, construction, energy, health care, education, and agriculture.

•	First National Bank of Lewistown (“FNB-Lewistown”), a nationally-chartered bank with $89 million in assets. FNB Lewistown was established in 1924 and acquired by Mr. Vucurevich in 1987. Today, the bank is the leading provider of banking services to customers in the Lewistown market. Approximately half of the bank’s loans are agricultural loans (principally related to cattle ranching and wheat farming), with the balance concentrated among commercial and residential loans. Lewistown is the seat of Fergus County, a central Montana agricultural and commercial center with approximately 10,000 residents. The local economy, while tied strongly to agriculture, has enjoyed meaningful diversification recently through government spending, retiree in-migration, health care, and construction services.

•	Citizens State Bank of Hamilton (“CSB-Hamilton”), a state-chartered bank with $73 million in assets. CSB-Hamilton was established in 1905 and acquired by Mr. Vucurevich in 1991. Today, the bank provides banking services from one branch in Hamilton and one branch in Corvallis, a town eight miles to the north. CSB-Hamilton provides its customers traditional banking services, with a particularly strong base of commercial and residential real estate loans. Hamilton and the surrounding area is one of the fastest growing areas of Montana (with a 2004 population for Ravalli County of approximately 40,000 people), with significant in-migration from retirees and those desiring to live and work in the beautiful Bitterroot Valley. The local economy is supported by manufacturing, construction, real estate development, health care, government spending (including the state’s only national laboratory), and tourism.

•	First Citizens Bank, NA (“FCB-Columbia Falls”), a nationally-chartered bank with $63 million in assets. FCB-Columbia Falls was established in 1891 as The Bank of Columbia Falls and acquired by Mr. Vucurevich from the FDIC in 1986. Today, the bank provides banking services from its main office in Columbia Falls and from a new branch (completed in 2002) just north of Kalispell. FCB-Columbia Falls focuses its lending activities on commercial and real estate lending related to construction, residential, and commercial projects. The bank also owns and operates an affiliated insurance agency. Columbia Falls and Kalispell are two of the three principal communities in rapidly-growing Flathead County which, with over 90,000 residents, is the state’s third largest county. The area economy is supported by tourism, real estate development, construction, manufacturing (principally timber processing), health care, and trade center activities.

•	Western Bank of Chinook, NA (“WB-Chinook”), a nationally-chartered bank with $32 million in assets. WB-Chinook was established in 1933 and acquired by Mr. Vucurevich in 1972. The bank is the leading provider of banking services to the residents of Blaine County from its single office in Chinook, approximately 20 miles east of Havre. WB-Chinook is primarily an agricultural lender to the area’s large base of wheat farmers and cattle producers, although the bank also has developed a specialty niche in providing funding to municipalities for equipment needs through municipal leases. Blaine County is home to 6,700 people along the “Hi-Line” in north-central Montana. The area’s economy is tied strongly to agriculture, with additional economic contributions from energy, the railroad, and health care.

Citizens Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2005, 2004 and 2003 is derived from unaudited consolidated financial statements of Citizens.

Citizens Balance Sheet

	Year Ended December 31,
	2003	2004	2005
	(Dollars in thousands)

Cash & Equivalents	$48,329	$39,649	$25,673
Fed Funds	9,644	8,053	30,056
Securities	69,252	74,454	77,657
Gross Loans	271,028	278,962	281,987
Allowance for Loan Loss	3,406	3,823	3,931
Net Loans	267,622	275,139	278,056
Premises & Fixed Assets	12,956	12,823	12,726
OREO	718	580	550
Other Assets	5,082	4,916	5,254
Total Assets	413,603	415,614	429,972
Deposits	367,066	370,911	381,100
Fed Funds & Repos	3,514	6,246	6,629
Borrowings	8,479	2,902	2,904
Trust Preferred Securities	—	—	—
Other Liabilities	1,159	1,282	1,146
Total Liabilities	380,998	381,341	391,779
Minority Interest	780	790	698
Equity	32,605	33,483	37,495
Total Liabilities and Shareholders Equity	$413,603	$415,614	$429,972

Citizens Income Statement

	Year Ended December 31,
	2003	2004	2005

Interest Income	$21,055	$20,334	$23,124
Interest Expense	4,536	3,514	4,678
Net Interest Income	16,519	16,820	18,446
Loan Loss Provision	823	963	240
Non-Interest Income	3,658	3,342	2,543
Non-Interest Expense	13,492	12,929	13,057
Gains (losses) on Securities Sales	2	(83)	—
Pre-Tax Income	5,864	6,187	7,692
Minority Interest	90	69	108
Taxes	2,113	2,181	2,799
Net Income	$3,661	$3,937	$4,785

Competition

The markets in which the Citizens Banks operate are highly competitive. The banks compete with other financial institutions and providers of financial services, including banks, savings institutions, credit unions, government agencies, finance companies, and brokerage firms. Many of these competitors have substantially greater resources than the Citizens Banks.

Competition for the Citizens Banks varies by local or regional market conditions. Principal competitors for FCB-Billings include First Interstate Bank, Wells Fargo, US Bank, Western Security Bank, Stockman Bank of Montana, Yellowstone Bank, and Rocky Mountain Bank. Principal competitors for FNB-Lewistown include Wells Fargo, Basin State Bank, Western Security Bank, Farmers State Bank of Denton, Fergus County Federal Credit Union, and the Farm Credit Service. Principal competitors for CSB-Hamilton include Farmers State Bank, Ravalli County Bank, Rocky Mountain Bank, First Interstate Bank, and Sterling Savings Bank. Principal competitors for FCB-Columbia Falls include Glacier Bank, First Interstate Bank, Wells Fargo, Valley Bank of Kalispell, Three Rivers Bank of Montana, Flathead Bank of Bigfork, and Mountain West Bank. Principal competitors for WB-Chinook include Bank of Bridger, Wells Fargo, Independence Bank, and the Farm Credit Service.

Facilities

The Citizens Banks provide services from eleven banking offices in Billings, Laurel, Lewistown, Hamilton, Corvallis, Columbia Falls, Kalispell, and Chinook.

FCB-Billings has five branches: a large downtown facility, a Billings Heights branch, a west Billings branch, an in-store branch in a County Market grocery store (also in west Billings), and a full service branch in Laurel. All of the FCB-Billings branches are owned, except the County Market branch which is on a year-to-year lease. FNB-Lewistown operates out of one leased location in a prime location in downtown Lewistown. CSB-Hamilton has one large branch in downtown Hamilton and one branch in Corvallis, both of which are owned locations. FCB-Columbia Falls has two branches, one in downtown Columbia Falls and a location in north Kalispell, both of which are owned. WB-Chinook has one owned location in Chinook.

Employees

As of March 31, 2006, Citizens and the Citizens Banks had 163 employees, of which 141 are full-time equivalent employees. None of the employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

Legal Proceedings.

Citizens is not a party to any pending or threatened proceedings. Certain subsidiary banks currently are, and from time to time may continue to be, a party to various legal actions in the ordinary course of business. Two such actions are now pending. FCB-Billings and WB-Chinook are currently defendants in these actions. Management believes that resolving the matters will not have a material adverse impact on either bank’s financial position or operations.

Security Ownership of Management and Certain Beneficial Owners

The following tables set forth information as of March 31, 2006, regarding the shares of Citizens common stock beneficially owned by (i) each person (other than executive officers or directors whose stock ownership is listed below), known by Citizens to own beneficially more than 5% of Citizens’ Class A and Class B common stock, (ii) each director of Citizens, (iii) all directors and executive officers of Citizens as a group. For purposes of the following table, persons serving as Presidents of the Citizens Banks are included as executive officers. Except as noted below, each holder has sole voting and investment power with respect to shares of Citizens common stock listed as owned by such person or entity.

Principal Shareholders

Percentage of
		No. of Shares	Outstanding Common
Name	Address	of Common Stock Owned	Stock

1st National Bank Sioux Falls,	c/o Shawn Bolender,	386,561.4(1)	81.99%
Trustee of the John	AVP + Trust Officer
T. Vucurevich Living	PO Box 5186
Trust	Sioux Falls, SD 57117

Directors and Executive Officers

		Percentage of
	No. of Shares	Outstanding Common
Name and Position	of Common Stock Owned(2)	Stock

Dean Comes, Director, President & CEO; President, FNB-Lewiston	2,220	0.47%
Gregory Borman, Director	2,220	0.47%
Gregory LeGare, Director	2,220	0.47	%(3)
Jon Sustarich, Director	2,220	0.47%
Jason Hinch, Director, President, FCB-Billings	2,220	0.47%
Robert Sizemore, President, WB-Chinook	2,290	0.49	%(4)
Scott Weaver, President, FCB-Columbia Falls	2,220	0.47%
Robert Whalen, President, CSB-Hamilton	2,220	0.47%
Officers and Directors as a Group (8 Individuals)	17,830	3.78%

(1)	Includes 7,668.14 Class A shares and 354,850.26 Class B shares. Also includes 13,863 Class B shares separately owned by the John T. Vucurevich Foundation, of which Thomas Vucurevich is one of five voting members of the advisory committee which directs voting of the Citizens stock owned by the Foundation; also includes 5,980 shares (598 Class A shares and 5,382 Class B shares) owned directly by Thomas Vucurevich; also includes 4,200 shares (420 Class A shares and 3,780 Class B shares) owned by the United Corporation, which is controlled by the Thomas Vucurevich family.

(2)	All shares indicated are Class A shares.

(3)	Includes 212 shares held in an IRA.

(4)	Includes 70 shares held in an IRA.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 78,125,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on the Nasdaq National Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison Of Certain Rights Of Holders Of Glacier And Citizens Common Stock.”

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
GLACIER AND CITIZENS DEVELOPMENT COMPANY COMMON STOCK

Montana law and Glacier’s Articles of Incorporation and Bylaws govern the rights of Glacier shareholders and will govern the rights of Citizens shareholders who become shareholders of Glacier as a result of the merger. The rights of Citizens shareholders are currently governed by Montana law and by Citizens’ Articles of Incorporation and Bylaws. The following is a brief summary of certain differences between the rights of Glacier and Citizens shareholders. This summary does not purport to be complete and is qualified by the documents referenced. See also “Where You Can Find More Information About Glacier.”

General

Under its Articles of Incorporation, Glacier’s authorized capital stock consists of 78,125,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under its Articles of Incorporation, Citizens’ authorized capital consists of 500,000 shares of Class A common stock, no par value per share, and 500,000 shares of Class B common stock, no par value per share.

The following is a more detailed description of Glacier’s and Citizens’ capital stock.

Common Stock

As of March 31, 2006, there were 32,314,112 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 2,164,521shares of Glacier common stock under Glacier’s employee and director stock option plans.

As of March 31, 2006, there were 43,151.33 shares of Citizens Class A common stock and 428,321.82 Class B common stock issued and outstanding.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on Citizens common stock as and when declared by the Citizens board of directors out of funds legally available for the payment of dividends. The ability of Citizens to pay dividends is essentially subject to the same factors applicable to Glacier, as discussed above.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock. The Class A shares of Citizens common stock have voting rights, with each share being entitled to one vote. The Class B shares of Citizens common stock are non-voting shares, except for matters related to certain extraordinary events including, without limitation, a merger or consolidation involving Citizens, in which case each Class B share is entitled to one vote.

The Articles of Incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. Citizens shareholders do not have cumulative voting rights for the election of directors.

Preemptive Rights

Glacier’s and Citizens shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Citizens is liquidated, the holders of Citizens common stock are entitled to share, on a pro rata basis, Citizens’ remaining assets after provision for liabilities.

All outstanding shares of both Glacier and Citizens common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable.

Amendment of Articles of Incorporation and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation, including increasing the number of outstanding shares in proportion to a stock split or stock divided in the corporation’s own shares. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws.

The bylaws of Citizens may be amended by a vote of shareholders representing two thirds of all of the stock issued and outstanding.

Approval of Certain Transactions

The MBCA does not contain any “anti-takeover” provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier’s articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock. The Citizens articles of incorporation do not contain any provisions relating to transactions with significant or interested shareholders.

Board of Directors — Number of Directors and Staggered Board

Glacier’s articles of incorporation provide that the number of directors may not be less than seven (7) or more than seventeen (17). The articles further provide that the board must generally be staggered if there are nine (9) or more members. Glacier’s board currently consists of nine (9) members, each of whom has a staggered three-year term. The Citizens bylaws provide that there will be five (5) directors who hold office until the next annual meeting of the shareholders and until successors have been elected and qualified.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name if the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Neither Citizens articles of incorporation nor bylaws provide for indemnification or limitation on liability for officers and directors. As such, the provisions of the MBCA govern the indemnification of directors and officers by Citizens.

Restriction of Transfer of Shares

Glacier’s articles and bylaws do not provide any specific limitations on its ability to transfer shares, nor require the company’s shares to bear a restrictive legend. The Presidents of the Citizens Banks, the Presidents of affiliated banks of Citizens, Citizens and its affiliated bank holding companies, United Bancorporation and Midwest Bancorporation, have entered into an Amended and Restated Shareholders Agreement dated February 2, 2004, as amended by that certain Amendment No. 1 to Amended and Restated Shareholders Agreement dated February 9, 2006 (the “Citizens Shareholders Agreement.”) The Citizens Shareholders Agreement with respect to Citizens and the shares of Citizens owned by the shareholder parties to the Citizens Shareholders Agreement will terminate on the effective date of the merger.

Potential “Anti-Takeover” Provisions

Glacier’s articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) a “staggered board,” whereby only one-third of the members of the board of directors are elected in any particular year; and (ii) a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The staggered board structure of the board of directors, the “supermajority” approval requirement for certain business transactions, and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2005 and the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statement of financial condition of Glacier Bancorp, Inc. as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to Citizens shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of Citizens for the Citizens special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC (other than current reports furnished under Item 9 or Item 12 of Form 8-K). These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Proxy Statement for Glacier’s 2006 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed February 2, 2006; February 3, 2006; April 12, 2006; April 21, 2006; April 24, 2006; and April 28, 2006.

Glacier is also incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Citizens shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

You can obtain the documents that are incorporated by reference through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from Glacier at 49 Commons Loop, Kalispell, Montana 59901, telephone number (406) 751-4703, ATTN: James H. Strosahl, Corporate Secretary. If you would like to request documents from Glacier, please do so by June 13, 2006 to receive them before the Citizens special shareholders meeting. Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

Glacier has supplied all of the information concerning it contained in this proxy statement/prospectus, and Citizens has supplied all of the information concerning it.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 25, 2006. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Citizens shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The articles of incorporation of Glacier provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits are listed on the accompanying “Exhibit Index”.

(b) Financial Statement Schedules. None.

(c) The opinion of the financial advisor is set forth as Appendix C to this proxy statement/prospectus

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

(i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on May 15, 2006.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick President and
Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints Michael J. Blodnick and James H. Strosahl, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Signature and Title

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and Chief
Executive Officer and Director
(Principal Executive Officer)

By:	/s/ James H. Strosahl
James H. Strosahl, Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

By:
Everit A. Sliter,
Chairman of the Board and Director

By:	/s/ James M. English
James M. English, Director

By:	/s/ Allen J. Fetscher
Allen J. Fetscher, Director

By:	/s/ Jon W. Hippler
Jon W. Hippler, Director

By:	/s/ Craig A Langel
Craig A Langel, Director

By:	/s/ L. Peter Larson
L. Peter Larson, Director

By:	/s/ John S. MacMillan
John S. MacMillan, Director

By:
John W. Murdoch, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2	Plan and Agreement of Merger dated as of April 20, 2006, by and between Glacier Bancorp, Inc. and Citizens Development Company (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).
5	Opinion of Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., regarding legality of securities.
8	Opinion of Graham & Dunn PC regarding federal income tax matters.
10.1	Form of Director and Principal Shareholder Voting Agreement.
10.2	Form of Citizens Director Non-Competition Agreement.
10.3	Form of Principal Shareholder Non-Competition Agreement.
10.4	Form of Citizens Bank Executive Employment Agreement.
23.1	Consent of Christensen, Moore, Cockrell, Cummings & Axelberg, P.C.(contained in its opinion filed as Exhibit 5).
23.2	Consent of Graham & Dunn PC as to its tax opinion (contained in its opinion filed as Exhibit 8).
23.3	Consent of BKD, LLP, Glacier Bancorp’s independent registered public accounting firm.
23.4	Consent of KPMG LLP, Glacier Bancorp’s former independent registered public accounting firm.
23.5	Consent of Hovde Financial, Inc., Citizens’ financial adviser.
24	Power of Attorney (contained on the signature page of the registration statement).
99.1	Form of proxy to be mailed to shareholders of Citizens.
99.2	Form of election Form to be mailed to shareholders of Citizens.
99.3	Opinion of Financial Advisor to Citizens (contained in Appendix C to the proxy statement/prospectus which is included in the registration statement).

APPENDIX A

CONFIDENTIAL

PLAN AND AGREEMENT OF MERGER
BETWEEN
GLACIER BANCORP, INC.
AND
CITIZENS DEVELOPMENT COMPANY

DATED AS OF APRIL 20, 2006

PLAN AND AGREEMENT OF MERGER
BETWEEN
GLACIER BANCORP, INC. AND CITIZENS DEVELOPMENT COMPANY

This Plan and Agreement of Merger (the “Agreement”), dated as of April 20, 2006, is made by and between GLACIER BANCORP, INC. (“Glacier”), acting on its own behalf and on behalf of a Montana corporation to be formed by Glacier pursuant to this Agreement (“Holdings”), and CITIZENS DEVELOPMENT COMPANY (“CDC”).

PREAMBLE

The management and boards of directors of Glacier and CDC believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

A. The Parties and Certain Subsidiaries.

(1) Glacier is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Glacier’s principal office is located in Kalispell, Montana.

(2) Among its wholly owned subsidiaries, Glacier owns all of the outstanding common stock of the following banks: Western Security Bank, a Montana state-chartered bank with its principal office in Billings, Montana (“Western Security”); Glacier Bank, a Montana state-chartered bank with its principal office in Kalispell, Montana (“Glacier Bank”); and First Security Bank of Missoula, a Montana state-chartered bank with its principal office in Missoula, Montana (“First Security”).

(3) Holdings is a corporation to be formed by Glacier under applicable Montana and federal law for purposes of effecting the Merger as described in this Agreement. Upon its formation, Holdings will be a wholly owned subsidiary of Glacier.

(4) CDC is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the BHC Act. CDC’s principal office is located in Billings, Montana.

(5) CDC owns all of the outstanding capital stock of Citizens State Bank, a Montana state-chartered bank with its principal office in Hamilton, Montana (“CSB-Hamilton”), and more than 80% of the outstanding capital stock of the following banks: First Citizens Bank of Billings, a Montana state-chartered bank with its principal office in Billings, Montana (“FCB-Billings”); First National Bank of Lewistown, a national banking association with its principal office in Lewistown, Montana (“FNB-Lewistown”); Western Bank of Chinook, N.A., a national banking association with its principal office in Chinook, Montana (“WB-Chinook”); and First Citizens Bank, N.A., a national banking association with its principal office in Columbia Falls, Montana (“FCB-Columbia Falls”).

B. The Transaction.

(1) Promptly following execution of this Agreement, Glacier will cause the formation of Holdings as a wholly owned subsidiary of Glacier.

(2) On the Effective Date, (i) CDC will merge with and into Holdings, with Holdings surviving as a wholly owned subsidiary of Glacier; and (ii) CSB-Hamilton, FCB-Billings, FNB-Lewistown, WB-Chinook and FCB-Columbia Falls (collectively, the “CDC Banks”) will become subsidiaries of Holdings.

(3) Glacier and CDC anticipate that for an initial transition period following the Effective Date, the CDC Banks will operate as subsidiaries of Holdings. Following such transition period, it is expected that (i) each of FCB-Billings, FNB-Lewistown and WB-Chinook will merge with and into Western Security, with Western Security surviving as a wholly owned subsidiary of Glacier, (ii) FCB-Columbia Falls will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of Glacier, (iii) CSB-Hamilton will merge with and into

First Security, with First Security surviving as a wholly owned subsidiary of Glacier, and (iv) Holdings will be merged with and into Glacier or otherwise dissolved (each of (i) through (iv), a “CDC Bank Merger”).

C. Board Approvals.  The respective boards of directors of Glacier and CDC have approved this Agreement and authorized its execution and delivery.

D. Other Approvals.  The Merger is subject to:

(1) Satisfaction of the conditions described in this Agreement;

(2) Approval by CDC’s shareholders; and

(3) Approval or acquiescence, as appropriate, by the Board of Governors of the Federal Reserve System (“Federal Reserve”) and any other agencies having jurisdiction over the Merger.

E. Employment Agreements.  Each CDC Bank has entered into or anticipates entering into an employment agreement with such CDC Bank’s President, which agreement will take effect as of the Effective Date.

F. Controlling Shareholder, Director and Executive Officer Agreements.  In connection with the parties’ execution of this Agreement, the Trust, the Foundation, and each Executive Officer and director of CDC and the CDC Bank Executive Officers (the “Approving Persons”) have entered into agreements, the forms of which have been approved by Glacier, pursuant to which, among other things, each agrees to vote such holder’s shares of CDC capital stock in favor of the actions contemplated by this Agreement and to refrain from competing with Glacier and/or the CDC Banks and their respective successors for a period of time.

G. CDC Shareholder Agreement.  Certain shareholders of CDC are parties to an Amended and Restated Shareholders Agreement, dated February 2, 2004, as amended February 9, 2006, which agreement will be terminated with respect to CDC in connection with the Merger.

H. Intention of the Parties — Tax Treatment.  The parties intend for the Merger to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and as required under 1.368-3(a) of the United States Treasury Regulations.

I. Transfer of CDC Common Stock from the Trust to the Foundation.   The Foundation may apply to the Federal Reserve Bank of Minneapolis for approval to become a bank holding company, which status would result from the proposed transfer of the CDC Common Stock currently owned by the Trust to the Foundation (the “Foundation Transfer”).

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, Glacier and CDC agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (i) a merger, consolidation or similar transaction involving CDC or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of CDC or any of its Subsidiaries representing 25% or more of the consolidated assets of CDC and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of CDC or its Subsidiaries (except for the Foundation Transfer), in each case with or by a person or entity other than Glacier or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.11.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Approving Persons” has the meaning assigned to such term in Recital F.

“Asset Classification” has the meaning assigned to such term in Section 3.1.16.

“Average Daily Earnings” has the meaning assigned to such term in Section 1.2.3.

“Base Consideration” means $77 million.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in Section 7.7.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana are required by law to remain closed.

“CDC” is Citizens Development Company, a Montana corporation that has its principal place of business in Billings, Montana, and that is a bank holding company registered pursuant to the BHC Act.

“CDC Banks” has the meaning assigned to such term in Recital B.

“CDC Bank Merger” has the meaning assigned to such term in Recital B.

“CDC Common Stock” means the shares of CDC Class A common stock, no par value, and the shares of CDC Class B common stock, no par value, issued and outstanding from time to time.

“CDC Contract” has the meaning assigned to such term in Section 3.1.2.

“CDC Financial Statements” means CDC’s (i) audited consolidated balance sheet as of February 28, 2006; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2005 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

“CDC Meeting” has the meaning assigned in Section 4.2.2.

“CDC Transaction Fees” has the meaning assigned to such term in Section 5.2.3.

“Certificate” has the meaning assigned to such term in Section 1.7.1.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Combination Election Shares” has the meaning assigned to such term in Section 1.3.2.

“Commissioner” means the Commissioner of the Division of Banking and Financial Institutions for the State of Montana.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.20.

“CSB-Hamilton” has the meaning assigned to such term in Recital A(5).

“Daily Sales Price” for any Trading Day means the daily closing price per share of Glacier Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

“Determination Date” means the fifth (5th) Business Day immediately preceding the Effective Date.

“Determination Period” means the five (5) Trading Day period immediately preceding the Determination Date.

“Distribution” has the meaning assigned to such term in Section 4.1.3.

“Earnings Adjustment” has the meaning assigned to such term in Section 1.2.3.

“Effective Date” means the date on which the Merger takes place, as more fully specified in Section 2.1.

“Election Deadline” has the meaning assigned to such term in Section 1.3.2.

“Election Form” has the meaning assigned to such term in Section 1.3.1.

“Employees” has the meaning assigned to such term in Section 3.1.20.

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to CDC, any other entity that is considered one employer with CDC under Section 4001 of ERISA or Section 414 of the IRC.

“Excess Transaction Fees” has the meaning assigned to such term in Section 1.2.4.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5.

“Exchange Agent” means American Stock Transfer and Trust Co.

“Exchange Fund” has the meaning assigned to such term in Section 1.6.

“Execution Date” means the date of this Agreement.

“Executive Officers,” with respect to Glacier, means Michael J. Blodnick and James H. Strosahl.

“Executive Officers,” means, (i) with respect to CDC, its President, and (ii) with respect to each CDC Bank, the President of such CDC Bank.

“Extraordinary Expenses” has the meaning assigned to such term in Section 1.2.3.

“FCB-Billings” has the meaning assigned to such term in Recital A(5).

“FCB-Columbia Falls” has the meaning assigned to such term in Recital A(5).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“First Security” has the meaning assigned to such term in Recital A(2).

“FNB-Lewistown” has the meaning assigned to such term in Recital A(5).

“Foundation” means the John T. Vucurevich Foundation.

“Foundation Transfer” has the meaning assigned to such term in Recital I.

“GAAP” means United States generally accepted accounting principles.

“Glacier” is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

“Glacier Average Closing Price” means the average Daily Sales Price of Glacier Common Stock for the Determination Period.

“Glacier Bank” has the meaning assigned to such term in Recital A(2).

“Glacier Common Stock” means the shares of Glacier common stock, $0.01 par value per share, issued and outstanding from time to time.

“Glacier Contract” has the meaning assigned to such term in Section 3.2.2.

“Glacier Financial Statements” means Glacier’s (i) audited consolidated balance sheets as of December 31, 2005, 2004 and 2003 and the related audited consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2005, 2004 and 2003; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2005 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

“Glacier Shares” means the shares of Glacier Common Stock to be issued to the holders of CDC Common Stock as Merger Consideration in accordance with Section 1.2.2.

“Hazardous Substances” has the meaning assigned to such item in Section 3.1.7.

“Holdings” is a Montana corporation that will be formed after the Execution Date as a wholly owned subsidiary of Glacier for purposes of effecting the Merger pursuant to this Agreement.

“Interim Earnings Period” has the meaning assigned to such term in Section 1.2.3.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” has the following meanings: (i) CDC will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of CDC or a CDC Bank has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of CDC’s and the CDC Banks’ business that are under such individual’s general area of responsibility; and (ii) Glacier will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of Glacier has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of Glacier’s business that are under such individual’s general area of responsibility.

“Leased Real Property” means the real properties subject to Leases as identified in Schedule 3.1.6.

“Leases” means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 3.1.6 to this Agreement.

“Liens” means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (i) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date.

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” means the merger of CDC with and into Holdings or, if Glacier so elects, the merger of CDC with and into Glacier.

“Merger Consideration” means the aggregate consideration contemplated by Section 1.2.2.

“OCC” means the Office of the Comptroller of the Currency.

“PCAOB” means the Public Company Accounting Oversight Board.

“Pension Plan” has the meaning assigned to such term in Section 3.1.20.

“Per Share Cash Consideration” means cash in an amount equal to the Per Share Consideration.

“Per Share Consideration” means the quotient, rounded to the nearest thousandth, obtained by dividing the Total Consideration by the number of shares of CDC Common Stock outstanding as of the close of business on the Execution Date.

“Per Share Stock Consideration” means the number of Glacier Shares equal to the quotient, rounded to the nearest thousandth, obtained by dividing the Per Share Consideration by the Glacier Average Closing Price.

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.20.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to CDC, Real Property.

“Proposed Dissenting Shares” means those shares of CDC Common Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 35-1-830 of the MBCA.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of CDC in connection with their consideration and approval of the Merger.

“Real Property” means any real property that CDC or any CDC Bank owns in fee title, other than “other real estate owned.”

“Registration Statement” has the meaning assigned to such term in Section 4.2.1.

“Reports” has the meaning assigned to such term in Section 3.1.5.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5.

“Securities Laws” has the meaning assigned to such term in Section 3.1.5.

“Stay Bonuses” has the meaning assigned to such term in Section 4.1.7.

“Stock Election Shares” has the meaning assigned to such term in Section 1.3.2.

“Subject Property” has the meaning assigned to such term in Section 3.1.7.

“Subsequent CDC Financial Statements” means CDC Financial Statements for each month ending after the Execution Date and prior to Closing.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

“Superior Proposal” means, with respect to CDC and/or the CDC Banks, any Acquisition Proposal made by a Person other than Glacier or its Subsidiary(A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving CDC or the CDC Banks, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of CDC or the CDC Banks, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the CDC Common Stock or a CDC Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of CDC in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

“Termination Date” means October 31, 2006.

“Termination Fee” has the meaning assigned to such term in Section 7.5.

“Title Companies” has the meaning assigned to such term in Section 4.1.12.

“Total Consideration” means the sum of the Base Consideration plus any Earnings Adjustment less any Excess Transaction Fees.

“Total Stock Consideration” means the dollar amount, rounded to the nearest cent, that is equal to 40% of the Total Consideration.

“Trading Day” means a day on which Glacier Common Stock is traded on the NASDAQ Global Market.

“Trust” means the John T. Vucurevich Living Trust.

“WB-Chinook” has the meaning assigned to such term in Recital A(5).

“Western Security” has the meaning assigned to such term in Recital A(2).

SECTION 1.

TERMS OF TRANSACTION

1.1  Effect of Merger.  Upon Closing of the Merger, pursuant to the provisions of the MBCA, all shares of CDC Common Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Merger and without any action on the part of any holder of shares of CDC Common Stock, be converted into the right to receive the merger consideration as described in Sections 1.2 and 1.3.

1.2  Merger Consideration.  Subject to the provisions of this Agreement, on the Effective Date:

1.2.1  Outstanding Glacier and Holdings Common Stock.  The shares of Glacier Common Stock and Holdings common stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of, respectively, Glacier and Holdings.

1.2.2  Outstanding CDC Common Stock.  Each share of CDC Common Stock issued and outstanding immediately prior to the Execution Date, except for Proposed Dissenting Shares, will automatically and without any action on the part of the holder of such share be converted into and represent the right to receive from Glacier either Glacier Shares or a combination of Glacier Shares and cash in accordance with the provisions of Section 1.3.2. The aggregate consideration payable or issuable pursuant to the Merger is referred to as the “Merger Consideration” and has a dollar value equal to the sum of $77 million plus any Earnings Adjustment, less any Excess Transaction Fees.

1.2.3  Earnings Adjustment.  “Earnings Adjustment” means the dollar amount of CDC’s consolidated after-tax earnings from July 1, 2006 to the Effective Date, determined in accordance with GAAP and consistent with past practices, but without regard to non-recurring or extraordinary expenses related to the Merger such as the CDC Transaction Fees (up to the maximum amount specified in Section 5.2.3), the Stay Bonuses, any increases to ALLL or charge-offs or other reserves that BKD, LLP or Glacier may require, and the cost of title commitments obtained and/or policies issued in accordance with Section 4.1.12 (collectively, the “Extraordinary Expenses”). The Earnings Adjustment will be based on the actual consolidated earnings of CDC (excluding the Merger-related expenses described in the preceding sentence) as reflected on CDC’s monthly internal reported results for each month commencing after June 30, 2006 until the Effective Date. If the Effective Date occurs mid-month, then the Earnings Adjustment for the period following the most recently reported month-end until the Effective Date (the “Interim Earnings Period”) shall be calculated by multiplying (i) the number of days in the Interim Earnings Period, by (ii) the Average Daily Earnings. The “Average Daily Earnings” is the quotient obtained by dividing (i) CDC’s actual consolidated earnings from January 1, 2006 through the most recently reported month-end, excluding Extraordinary Expenses, by (ii) the number of days elapsed in such period. Notwithstanding anything in this Agreement to the contrary, if all conditions to Closing in Section 5 are satisfied (or waived) but Closing is delayed solely to accommodate completion of the Foundation Transfer, then the number of days by which Closing is so delayed shall be excluded from the calculation of any Earnings Adjustment.

1.2.4  Excess Transaction Fees.  To the extent the CDC Transaction Fees exceed $810,000, the Base Consideration shall be decreased by the amount that such CDC Transaction Fees exceed $810,000 (the “Excess Transaction Fees”).

1.2.5  Change in Equity Capital.  If, after the date of this Agreement but before the Effective Date, the number of shares of Glacier Common Stock or CDC Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (not including increases in number due to issuances of shares upon exercise of any outstanding options or warrants) of Glacier or CDC, as the case may be, then, as appropriate, a proportionate adjustment will be made to the Per Share Consideration.

1.3  Conversion Election Procedures and Allocation.

1.3.1  Election Form.  An election form and other appropriate and customary transmittal materials (which will specify that delivery will be effected, and risk of loss and title to the certificates theretofore representing shares of CDC Common Stock will pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as Glacier and CDC will mutually agree (the “Election Form”) will be mailed with the Prospectus/Proxy Statement on the date of mailing of the Prospectus/Proxy Statement to each holder of record of CDC Common Stock as of the close of business on the record date for the CDC Meeting.

1.3.2  Election Options.  Each Election Form will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (a) the Per Share Stock Consideration in respect of all of such holder’s CDC Common Stock (“Stock Election Shares”) or (b) a combination of the Per Share Cash Consideration and the Per Share Stock Consideration for such shares (“Combination Election Shares”), which combination will be determined in accordance with Section 1.3.5. Any CDC Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Mountain Time, on the tenth (10th) Business Day following the CDC Meeting (or such other time and date as Glacier and CDC may mutually agree) (the “Election Deadline”) will be deemed to be “Combination Election Shares.”

1.3.3  Availability of Forms/Information.  Glacier will make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of CDC Common Stock between the record date for the CDC Meeting and the close of business on the Business Day prior to the Election Deadline, and CDC will provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

1.3.4  Effective Elections.  Any election will have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of CDC Common Stock represented by such Election Form will become Combination Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Glacier regarding such matters will be binding and conclusive. Neither Glacier nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form. To the extent the holder of Proposed Dissenting Shares submits an Election Form to the Exchange Agent, such holder’s election will have no effect, the Exchange Agent will disregard such Election Form, and the Proposed Dissenting Shares will be converted in accordance with Section 1.5.

1.3.5  Allocation of Glacier Shares and Cash.  Within five Business Days after the later of the Election Deadline or the Effective Date, Glacier will cause the Exchange Agent to effect the allocation among the holders of CDC Common Stock of rights to receive Glacier Shares or cash in the Merger in accordance with the Election Forms as follows:

(i) All Stock Election Shares will then be converted into the right to receive the Per Share Stock Consideration; provided, however, that if the aggregate dollar value of the Glacier Shares that would be issued upon the conversion in the Merger of the Stock Election Shares exceeds the Total Stock Consideration, then the holders thereof will receive (a) the Per Share Stock Consideration for that portion of their shares that would cause the total dollar value of the Glacier Shares issued in the Merger (using the Glacier Average Closing Price) to equal as closely as practicable the Total Stock Consideration, and (b) the Per Share Cash Consideration for the balance of their shares; and

(ii) All Combination Election Shares will then be converted, on a pro rata basis, so that the holders thereof will receive (a) the Per Share Stock Consideration for that portion of their shares that, after giving effect to the conversion and allocation of the Stock Election Shares pursuant to Section 1.3.5(i), would cause the total dollar value of the Glacier Shares issued in the Merger (using the Glacier Average Closing Price) to equal as closely as practicable the Total Stock Consideration, and (b) the Per Share Cash Consideration for the balance of their shares.

Any cash remaining after the allocation to the Stock Election Shares and the Combination Election Shares pursuant to Section 1.3.5(i) and Section 1.3.5(ii) shall be held or applied by the Exchange Agent for the payment of dissenting shares and fractional shares. Notwithstanding anything in this Section 1.3.5 to the contrary, in no event shall the aggregate amount of cash paid for shares of CDC Common Stock, including Proposed Dissenting Shares, exceed sixty percent (60%) of the Total Consideration.

1.4  No Fractional Shares.  No fractional shares of Glacier Common Stock will be issued. In lieu of fractional shares, if any, each holder of CDC Common Stock who is otherwise entitled to receive a fractional share of Glacier Common Stock will receive an amount of cash equal to the product of such fractional share times the Glacier Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.5  Payment to Dissenting Shareholders.  Proposed Dissenting Shares will have the rights provided by Title 35, Chapter 1, Part 8 of the MBCA.

1.6  Deposit of Cash and Shares.  On or before the Effective Date, Glacier will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing CDC Common Stock, for exchange in accordance with this Section 1.6, (i) certificates representing the Glacier Shares; (ii) the aggregate cash consideration for payment of the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and certificates for Glacier Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.7  Certificates.

1.7.1  Letter of Transmittal.  Glacier will cause the Exchange Agent to mail to each holder of record of a certificate evidencing CDC Common Stock shares (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.7.2.

1.7.2  Surrender of Certificates.  Subject to Section 1.5, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (or to receive the cash for fractional shares) to which the CDC Common Stock shares converted in accordance with the provisions of Section 1.3.5. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.7.1 and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing Glacier Common Stock; (ii) a check or, at the election of the CDC shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing any cash consideration to be received pursuant to Section 1.2.2; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.7.3  Issuance of Certificates in Other Names.  Any person requesting that any certificate evidencing Glacier Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing Glacier Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

1.7.4  Lost, Stolen, and Destroyed Certificates.  With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns CDC Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit or security the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or Glacier may require.

1.7.5  Rights to Dividends and Distributions.  After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Glacier Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing Glacier Common Stock and (2) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.7.4) in exchange for certificates representing Glacier Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of CDC Common Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for Glacier Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of Glacier Shares into which the holder’s CDC Common Stock was converted at the Effective Date.

1.7.6  Checks in Other Names.  Any person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

1.7.7  Affiliates.  Certificates that are surrendered for exchange by any person constituting an “affiliate” of CDC for purposes of Rule 145 under the Securities Act will not be exchanged for certificates representing Glacier Shares until Glacier has received a written agreement from such person as specified in Section 4.3.1.

1.7.8  Undelivered Certificates.  Any portion of the Exchange Fund that remains unclaimed by shareholders of CDC on a date that is six months after the Effective Date may be paid to Glacier, at Glacier’s election. To the extent so paid, holders of CDC Common Stock who have not, prior to such time, complied with the provisions of this Section 1.7 will, from such time forward, look only to Glacier for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the Glacier Shares deliverable with respect to each share of CDC Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither Glacier nor CDC will be liable to any holder of CDC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

SECTION 2.

CLOSING OF TRANSACTION

2.1  Effective Date.  The Merger shall be consummated by the filing with and acceptance by the Montana Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless Glacier and CDC agree upon a different date, the Effective Date will occur on the date of Closing or within three (3) Business Days following the date of Closing. If the Effective Date does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Termination Date, either party may terminate this Agreement in accordance with Section 7.1.

2.2  Events of Closing.  Closing shall occur within five (5) Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Section 5. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement on or prior to the Effective Date, then the Merger will not occur unless the adversely affected party waives the default.

2.3  Place and Time of Closing.  The Closing will take place at the office of Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, or such other place as the parties agree, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

SECTION 3.

REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties of CDC.  CDC represents and warrants to Glacier that, except as disclosed in a Schedule to this Agreement:

3.1.1  Organization and Good Standing.  CDC is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of its Subsidiaries, are listed in Schedule 3.1.1.

3.1.2  Corporate Authority.  The execution, delivery and performance by CDC of this Agreement does not and will not, and the consummation by CDC of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it or any of its Subsidiaries is bound or to which it or any of its Subsidiaries is a party (collectively, the “CDC Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the CDC Contracts. Schedule 3.1.2 contains a list of all consents CDC or the CDC Banks must obtain from third parties under any CDC Contracts before consummation of the Merger, the failure of which to obtain would have a Material Adverse Effect.

3.1.3  Capital Stock.

(i) The authorized capital stock of CDC consists of 500,000 shares of CDC Class A Common Stock, no par value and 500,000 shares of CDC Class B Common Stock, no par value. A total of 43,151.33 shares of CDC Class A Common Stock and 428,321.82 shares of Class B Common Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable.

(ii) Schedule 3.1.3 sets forth, for each CDC Bank, such bank’s authorized capital stock, par value per share and the number of shares issued and outstanding. All of the issued and outstanding shares of the CDC Banks are owned by the shareholders and in the amounts listed on Schedule 3.1.3. All of the issued and outstanding shares of each CDC Bank are fully paid and nonassessable, except to the extent of any assessment required under Section 32-1-506 of the Montana Banking Act or under the National Bank Act.

(iii) No unissued shares of common stock or any other securities of CDC or the CDC Banks or any of their Subsidiaries, are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature. Neither CDC nor any of the CDC Banks has issued or is obligated to issue any additional shares of common stock or any other security to any other person.

3.1.4  Subsidiaries.  CDC has no Subsidiaries other than the CDC Banks. The shares of capital stock of each of CDC’s Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer, other than the restrictions imposed by applicable federal and state securities laws.

3.1.5  Reports and Financial Statements.

(i) Filing of Reports.   Since January 1, 2002, CDC and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the FDIC, (3) the OCC and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii) Delivery to Other Party of Reports.   CDC has delivered or otherwise made available to Glacier a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended (“Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it or any CDC Bank with respect to periods since January 1, 2002, through the Execution Date.

(iii) Compliance with Securities Laws.  As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv) Financial Statements.   Each of CDC’s balance sheets included in the CDC Financial Statements fairly presents (or, in the case of CDC Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of CDC and its Subsidiaries as of the date of the balance sheet. Except as disclosed in  Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the CDC Financial Statements fairly presents (or, in the case of CDC Financial Statements to be prepared in accordance with Section 4.1.9, if required, or for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of CDC and its Subsidiaries for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

3.1.6  Properties.

(i) CDC and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the CDC Financial Statements or in Schedule 3.1.6, CDC and/or one of its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the CDC Financial Statements as being owned or leased by any of them as of the Execution Date. Except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

(ii) To the Knowledge of CDC, all buildings and all fixtures, equipment and other property and assets that are material to CDC’s business on a consolidated basis are owned by it or one of its Subsidiaries or are held under leases or subleases by it or one of its Subsidiaries, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles).

(iii) Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that any CDC Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(iv) CDC has provided to Glacier copies of existing title policies, if any, held in its files relating to the Real Property, and, to the Knowledge of CDC, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7  Environmental Matters.

(i) For purposes of this Section 3.1.7, the following definitions apply:

(1) “Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the facility; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

(2) “Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between CDC or any of its Subsidiaries and any Governmental Entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the protection of human health or the environment.

(3) “Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by CDC and/or its Subsidiaries for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(ii) Except as disclosed in Schedule 3.1.7, to CDC’s Knowledge, CDC, its Subsidiaries and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and to CDC’s Knowledge, no circumstances exist that would result in a material violation of such Environmental Laws.

(iii) Except as disclosed in Schedule 3.1.7, none of the following exists, and to CDC’s Knowledge, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving CDC, any of its Subsidiaries or any Subject Property, the occurrence or existence of which would result in a Material Adverse Effect, relating to:

(1) an asserted liability of CDC or any of its Subsidiaries or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4) personal injuries or damage to the Subject Property related to or arising out of the release of Hazardous Substances.

(iv) Except as disclosed in Schedule 3.1.7, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws (except where the failure to be in full compliance would not have a Material Adverse Effect). With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither CDC nor any of its Subsidiaries owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material, the existence of which would have a Material Adverse Effect. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws (except where failure to be in compliance would not have a Material Adverse Effect).

(v) Except as disclosed in Schedule 3.1.7, to CDC’s Knowledge, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(vi) Except as disclosed in Schedule 3.1.7, no condition from, on or under the Subject Property exists with respect to the Subject Property which would have a Material Adverse Effect that would require remediation under applicable Environmental Laws.

3.1.8  Taxes.  All tax returns and reports required by law to be filed by CDC and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon CDC or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid, of which the failure to file or pay would have a Material Adverse Effect. The federal income portion of such taxes have been paid in full as indicated in the tax returns of CDC and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP, of which the failure to pay or provide for on the balance sheet would have a Material Adverse Effect. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of CDC and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.1.9  Absence of Regulatory Action.  Except as disclosed in Schedule 3.1.9, neither CDC nor any of its Subsidiaries is, to the Knowledge of CDC, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Except as set forth on Schedule 3.1.9, neither CDC nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.1.10  Allowance for Loan Losses.  In the opinion of its management, the ALLL shown in the latest CDC Financial Statements is, and that which will be stated in the Subsequent CDC Financial Statements prior to Closing, in both cases as adjusted for any increases in ALLL or charge-offs reasonably required by BKD, LLP or Glacier, will be, adequate to absorb its anticipated loan losses.

3.1.11  Material Agreements.

(i) Except for arrangements made after the date and in accordance with the terms of this Agreement, CDC and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in Schedule 3.1.11.

(ii) Neither CDC nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, which default would result in a Material Adverse Effect.

3.1.12  Compliance with Laws.  CDC and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit CDC or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of CDC, no suspension or cancellation of any of them is threatened.

3.1.13  Knowledge as to Conditions.  Except as set forth in Schedule 3.1.9, CDC Knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.1.14  No Material Adverse Effect.  Since December 31, 2005, (i) CDC and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on CDC or any of its Subsidiaries.

3.1.15  Completeness of Representations.  No representation or warranty made by or with respect to CDC or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.1.16  Asset Classification.

(i) Schedule 3.1.16 sets forth a list, accurate and complete, as of March 31, 2006 except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of CDC and its Subsidiaries that have been criticized or classified by any internal audit conducted by CDC, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

(ii) Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by CDC or its Subsidiaries before the date of this Agreement.

3.1.17  Litigation.  Except as disclosed in Schedule 3.1.17, no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against CDC or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger, and, to the Knowledge of CDC, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.18  Insurance.  CDC and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.18 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by CDC or its Subsidiaries.

3.1.19  Labor Matters.  Neither CDC nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither CDC nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving CDC or its Subsidiaries is pending or, to CDC’s Knowledge, threatened. CDC has no Knowledge of any activity involving its or the CDC Banks’ employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.1.20  Employee Benefits.

(i) For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by CDC or its Subsidiaries, as the case may be. CDC and its Subsidiaries are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii) Schedule 3.1.20 sets forth a list, as of the Execution Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans that cover employees or former employees of CDC and its Subsidiaries (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of its Subsidiaries (collectively, “Employees”), including Plans and related amendments, have been made available to Glacier.

(iii) All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which CDC may rely, and CDC is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to CDC’s Knowledge, threatened. Neither CDC nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv) All material contributions CDC or any of its Subsidiaries are or were required to make under the terms of any of its Plans have been timely made or have been reflected in the CDC Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither CDC nor any of its Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(v) Except as disclosed in the CDC Financial Statements or in Schedule 3.1.20, neither CDC nor any of its Subsidiaries has any obligations for retiree health and life benefits.

(vi) No provision of the documents governing any Plan contains restrictions on the rights of CDC or its Subsidiaries to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

(vii) Except as disclosed in the CDC Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.20, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

(viii) Except as disclosed in Schedule 3.1.20, neither CDC nor any of its Subsidiaries maintains an executive supplemental retirement plan or similar arrangement.

3.1.21  Broker’s or Finder’s Fees.  Except for the fees of D.A. Davidson & Co. and Hovde Financial Inc., no agent, broker, person or firm acting on behalf of CDC or its Subsidiaries, or under its authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Merger.

3.2  Representations and Warranties of Glacier.  Except as disclosed in a schedule to this Agreement, Glacier represents and warrants to CDC:

3.2.1  Organization and Good Standing.  Glacier is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2  Corporate Authority.  The execution, delivery and performance by Glacier of this Agreement does not and will not, and the consummation by Holdings of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which either of them is bound or to which either of them is a party (collectively, the “Glacier Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the Glacier Contracts.

3.2.3  Capital Stock.

(i) The authorized capital stock of Glacier consists of 78,125,000 shares of Glacier Common Stock, par value $0.01 per share. A total of 32,314,112 shares of Glacier Common Stock were issued and outstanding as of March 31, 2006, all of which were validly issued and are fully paid and nonassessable. As of March 31, 2006, options to acquire 2,177,766 shares of Glacier Common Stock have been granted and are outstanding.

(ii) No unissued shares of common stock or any other securities of Glacier are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in Glacier’s Reports, and Glacier has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.2.4  Reports and Financial Statements.

(i) Filing of Reports.  Since January 1, 2002, Glacier and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii) Compliance with Securities Laws.  As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iii) Financial Statements.   Each of Glacier’s balance sheets included in the Glacier Financial Statements fairly presents (or, in the case of Glacier Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of Glacier and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the Glacier Financial Statements fairly presents (or, in the case of Glacier Financial Statements to be prepared and filed with the SEC pursuant to Glacier’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of Glacier and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5  Financing and Shares Available.  At the Effective Date, Glacier will have (i) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the Glacier Shares.

3.2.6  Absence of Regulatory Action.  Neither Glacier nor any of its Subsidiaries is, to the Knowledge of Glacier, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither Glacier nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7  Knowledge as to Conditions.  Glacier knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.2.8  Litigation.  Except as disclosed in Glacier’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against Glacier or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger.

3.2.9  Taxes.  All tax returns and reports required by law to be filed by Glacier and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon Glacier or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of Glacier and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of Glacier and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.2.10  No Material Adverse Effect.  Since December 31, 2005, (i) Glacier and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Glacier or any of its Subsidiaries.

3.2.11  Completeness of Representations.  No representation or warranty made by or with respect to Glacier or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

SECTION 4.

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1  Conduct of CDC’s and CDC Banks’ Businesses Prior to Closing.  CDC covenants that, from the date of this Agreement and prior to Closing:

4.1.1  Availability of Books, Records and Properties.

(i) With prior notice to CDC, subject to applicable law, the books, records, properties, contracts and documents of CDC and the CDC Banks will be available at all reasonable times to Glacier and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as Glacier deems reasonably relevant to the Transaction. CDC will (and will cause the CDC Banks to) cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of Glacier.

(ii) Upon request by Glacier, CDC and its Subsidiaries will request that any third parties involved in the preparation or review of the CDC Financial Statements or CDC Subsequent Financial Statements disclose to Glacier the work papers or any similar materials related to such financial statements.

4.1.2  Ordinary and Usual Course.  Without prior written consent of Glacier, subject to applicable law and except as required by the Commissioner, the FDIC, the OCC or the Federal Reserve (so long as Glacier receives prior written notice of such required action), CDC and each CDC Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(i) effect any stock split or other recapitalization with respect to CDC Common Stock or the shares of any CDC Bank, pledge or encumber in any way any shares of such capital stock; or grant any option for shares of such capital stock;

(ii) other than in the ordinary course of business, consistent with past practice, or as necessary to pay CDC Transaction Fee expenses consistent with this Agreement, declare or pay any dividend (excluding quarterly dividends to be paid in April 2006 and July 2006 of approximately $500,000 per quarter), or make any other distribution, either directly or indirectly, with respect to CDC Common Stock or the shares of any CDC Bank;

(iii) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets or make any material commitment other than in the ordinary and usual course of business;

(iv) solicit or accept deposit accounts of a different type from accounts previously accepted by the CDC Banks or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(v) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the CDC Banks, or offer or make a new loan or extension of credit in an amount greater than $1 million without prior consultation with Glacier; provided, that it is acknowledged and agreed that renewals of loans to existing customers shall not require prior consultation with Glacier;

(vi) except for the transfer of the Leased Real Property, cancellation of Leases, foreclosures and satisfaction of obligations as contemplated by Section 4.1.12, acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to Glacier such evaluation and at least 30 days’ advance notice;

(vii) enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, consistent with past practices, and (2) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(viii) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

(ix) enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Merger and to facilitate any divestiture or market redefinition proceedings related to the Merger;

(x) (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xi) amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(xii) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by Glacier or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiii) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xiv) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to Glacier, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

(xv) enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger; or

(xvi) take any action which would materially and adversely affect or delay their ability or the ability of Glacier and Holdings to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3  Continuing Representation and Warranty.  Neither CDC nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty in Section 3.1 to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Glacier.

4.1.4  Maintenance of Properties.  CDC and each CDC Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.5  Preservation of Business Organization.  CDC and each CDC Bank will use its commercially-reasonable efforts to:

(i) Preserve its respective business organization.

(ii) Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Merger as will be developed in cooperation with Glacier.

(iii) Preserve the goodwill of suppliers, customers and others with whom CDC and the CDC Banks have business relations.

4.1.6  Senior Management.  Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with Glacier, CDC will not, and will cause the CDC Banks not to, make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.7  Compensation.  With the exception of stay bonuses paid to certain employees of CDC and the CDC Banks not to exceed an aggregate of $1,200,000 (the “Stay Bonuses”). CDC will not, and will cause the CDC Banks not to, permit any increase in the current or deferred compensation payable or to become payable by CDC or such bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with CDC’s and such bank’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of Glacier, CDC will not, and will cause each CDC Bank not to, commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

4.1.8  Audited Balance Sheet.  CDC will cause to be conducted, at CDC’s sole cost and expense, an audit of its consolidated balance sheet dated as of February 28, 2006 by BKD, LLP, which is registered as an independent certified public accounting firm with the PCAOB, that satisfies all applicable rules and regulations promulgated by the SEC in order for such audited balance sheet to be included in the Form S-4 Registration Statement contemplated by Section 4.2.

4.1.9  Update of Financial Statements.  CDC will deliver unaudited balance sheets and related statements of income and shareholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. The Subsequent CDC Financial Statements:

(i) will be prepared from the books and records of CDC and its Subsidiaries;

(ii) will present fairly the financial position and operating results of CDC and its Subsidiaries at the times indicated and for the periods covered;

(iii) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(iv) will reflect all liabilities, contingent or otherwise, of CDC and its Subsidiaries on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All contingent liabilities not recorded on the Subsequent CDC Financial Statements will be disclosed in writing to Glacier.

4.1.10  Update Schedules.  From the date of this Agreement until Closing, CDC will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of CDC or its Subsidiaries to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of CDC’s representations or warranties contained in this Agreement.

4.1.11  Acquisition Proposal.  CDC agrees that neither it nor any of its Subsidiaries will, and CDC will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of CDC) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board’s counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. CDC and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. CDC will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.11. CDC will notify Glacier immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with CDC or its Subsidiaries.

4.1.12  Status of Title/Leasehold Interests.  CDC will use its reasonable best efforts to provide Glacier, no later than 30 days after the Execution Date, title reports for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the “Title Companies”). These title reports must show the current status of title to the Real Property. Within 15 days after the date on which CDC delivers all of the title reports to Glacier for its review, Glacier will inform CDC in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. CDC will, within 10 days of the date on which it receives the written notice of objection from Glacier, inform Glacier if there are any objections that it is unable to remove at or prior to Closing. CDC will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations. At Closing, if requested by Glacier, CDC will cause the Title Companies to provide Glacier with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by Glacier and CDC, dated as of the Effective Date, insuring fee title in Glacier or such subsidiary of Glacier, as so designated by Glacier, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by Glacier.

4.1.13  Directors’ and Officers’ Liability.  Before the Effective Date, CDC will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to CDC’s Knowledge, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.4 and known to CDC, or circumstances reasonably deemed by Glacier to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.14  Review of Loans.  CDC and its Subsidiaries will permit Glacier to conduct an examination of the CDC Banks’ loans to determine credit quality and the adequacy of such banks’ ALLL. Glacier will have continued access to such loans through Closing to update the examination. At Glacier’s reasonable request, the CDC Banks will provide Glacier with current reports updating the information set forth in Schedule 3.1.16.

4.1.15  Conduct of Glacier’s Business Before Closing.  Glacier will:

(i) provide CDC with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Glacier;

(ii) conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

(iii) maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the Glacier Financial Statements, except for changes in such principles and practices required under GAAP.

4.2  Registration Statement.

4.2.1  Preparation of Registration Statement.

(i) A Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) will be filed by Glacier with the SEC under the Securities Act for registration of the Glacier Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to CDC’s shareholders.

(ii) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(iii) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the CDC Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of Glacier relating to Glacier and by or on behalf of CDC relating to CDC, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv) Glacier will pay all fees and costs associated with the preparation by Glacier’s counsel (and other professional advisors) and the filing of the Registration Statement. CDC will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. CDC will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2  Submission to Shareholders.

(i) Glacier and CDC will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(ii) CDC will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “CDC Meeting”). The CDC Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to CDC’s shareholders without objection by applicable governmental authorities. CDC’s board of directors and officers will recommend approval of the Merger to CDC’s shareholders.

4.3  Affiliate Letters.

4.3.1  Affiliate List.  Certain persons may be deemed “affiliates” of CDC under Rule 145 of the Securities Act. Set forth in Schedule 4.3.1 is a list of names and addresses of CDC’s “affiliates” with respect to the Merger within the meaning of Rule 145. Before the date that the Registration Statement is filed with the SEC, CDC will deliver, or cause to be delivered, to Glacier a letter, dated as of the date of its delivery and in the form attached as Exhibit A, from each of these “affiliates” and from any additional person who becomes an “affiliate” before the Effective Date and after the Execution Date of this Agreement.

4.3.2  Restrictive Legends.  Glacier will place a restrictive legend on all certificates representing Glacier Shares to be received by an “affiliate” so as to preclude their transfer or disposition in violation of the affiliate letters. Glacier will also instruct its transfer agent not to permit the transfer of those shares and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.4  Submission to Regulatory Authorities.  Representatives of Glacier will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. Glacier will provide copies of such applications for review by CDC prior to their submission to the applicable regulatory authorities. These applications are expected to include:

(i) An application to the Federal Reserve and related filings regarding the Merger.

(ii) An application to the Federal Reserve and related filings regarding the formation of Holdings.

(iii) Filings and coordination with the offices of the Commissioner and Montana Secretary of State with respect to the Merger and the formation of Holdings.

4.5  Public Announcements.  Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of CDC and Glacier.

4.6  Consents.  Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit Glacier or Holdings and CDC to consummate the Merger.

4.7  Further Actions.  The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Merger promptly.

4.8  Notice.  The parties will provide each other with prompt written notice of:

(i) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(ii) The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(iii) In the case of CDC and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6.), as specified in Section 4.1.2.

4.9  Confidentiality.  Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Merger, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Merger.

4.10  Availability of Glacier’s Books, Records and Properties.

(a) Glacier will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to CDC and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. Glacier will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of Glacier.

(b) At CDC’s request, Glacier will request any third parties involved in the preparation or review of (1) Glacier Financial Statements or (2) any audits of Glacier’s operations, loan portfolios or other assets, to disclose to CDC the work papers or any similar materials related to these items.

4.11  Blue Sky Filings.  Glacier will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.12  Tax Treatment.  Neither Glacier and its Subsidiaries nor CDC and its Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.13  Completion of Distribution of Securities.  If Glacier intends to fund all or part of the cash portion of the Merger Consideration by selling shares of its equity securities in a private placement, an offering registered under the Securities Act, or otherwise (collectively, a “Distribution”), it shall complete such Distribution before the commencement of the Determination Period.

4.14  Best Efforts.  Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as early as possible, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

SECTION 5.

APPROVALS AND CONDITIONS

5.1  Required Approvals.  The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Merger by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Glacier, would deprive Glacier of the material economic or business benefits of the Merger and, provided further, that it is acknowledged and agreed that the failure of the Federal Reserve Board to approve the existence of the Lewistown branch of Western Security and FNB-Lewistown in the same Lewistown marketplace shall not be a condition to close.

5.2  Conditions to Obligations of Glacier.  All obligations of Glacier pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1  Representations and Warranties.  The representations and warranties of CDC contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of CDC contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). CDC will have delivered to Glacier a certificate to that effect, executed by a duly authorized officer of CDC and dated as of Closing.

5.2.2  Compliance.  CDC will have performed and complied, and will have cause the CDC Banks to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. CDC will have delivered to Glacier a certificate to that effect, executed by a duly authorized officer of CDC and dated as of Closing.

5.2.3  Transaction Fees.  CDC Transaction Fees have not exceeded $810,000. “CDC Transaction Fees” means all costs and expenses incurred by CDC or owed or paid by CDC to investment advisors, independent accountants, legal counsel, printers and other professional advisors in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger, including the fees paid to BKD, LLP in connection with the audit described in Section 4.1.8; provided, however, that the fees of BKD, LLP to be included in CDC Transaction Fees shall not exceed $40,000.

5.2.4  Transaction Fees Statements.  CDC has delivered to Glacier a statement, in a form reasonably satisfactory to Glacier, from each third party to whom CDC has paid or owes CDC Transaction Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the consummation of the Merger. CDC has delivered to Glacier its certificate, executed by a duly authorized officer of CDC and dated as of Closing, stating the total CDC Transaction Fees and certifying that CDC is in compliance with Section 5.2.3 and this Section 5.2.4.

5.2.5  No Material Adverse Effect.  Since December 31, 2005, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to CDC or the CDC Banks.

5.2.6  Financial Condition.  The following will be true and the certificate of CDC referred to in Section 5.2.2 will so state:

(i) In the opinion of the Executive Officers of CDC and the CDC Banks, each CDC Bank’s ALLL, as adjusted for any increases or charge-offs reasonably required by BKD, LLP or Glacier, is adequate to absorb such bank’s anticipated loan losses.

(ii) After giving effect to the payment of all CDC Transaction Fees and the payoff of notes receivable from CDC’s stockholders as set forth in the CDC Financial Statements (but excluding the impact of any increase in ALLL or charge-offs or other reserves reasonably required by BKD, LLP or Glacier between March 1, 2006 and Closing), the Capital of CDC will not be less than $36.1 million at Closing. “Capital” for purposes of this Section 5.2.6 means CDC’s capital stock, surplus and retained earnings determined in accordance with GAAP, except as described on Schedule 3.1.5, applied on a consistent basis for financial institutions, without giving any effect to accumulated other comprehensive income or loss as reported on the CDC consolidated balance sheet.

(iii) The aggregate deposits of the CDC Banks, excluding (a) certificates of deposit (or equivalents) of $100,000 or more and (b) brokered deposits, will not be less than $300 million at Closing.

5.2.7  No Governmental Proceedings.  No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.8  Opinion of Counsel.  Counsel to CDC has delivered to Glacier a legal opinion in form and substance reasonably acceptable to CDC and Glacier.

5.2.9   Real Property Matters.  Glacier has received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.12.

5.2.10  Corporate and Shareholder Action.  Each of the following will have approved the Merger:

(i) The Boards of Directors of CDC; and

(ii) The shareholders of CDC.

5.2.11  Resignation of Directors.  The directors of CDC will have tendered their written resignations from the Board of Directors, to be effective upon consummation of the Merger.

5.2.12  Tax Opinion.  Glacier has, at Glacier’s expense, obtained from Graham & Dunn PC and delivered to CDC, an opinion addressed to CDC, the Trust, the Foundation and Glacier (in form and substance reasonably satisfactory to CDC and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that:

(i) The Merger will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(A).

(ii) A holder of CDC Common Stock who receives solely cash in exchange for its shares of CDC Common Stock, and who owns those shares as a capital asset and does not actually or constructively own shares of Glacier after the Merger, will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the holder’s aggregate tax basis in its shares of CDC Common Stock. The gain or loss will be long-term capital gain or loss if the shares of CDC Common Stock were held for more than one year.

(iii) A holder of CDC Common Stock who receives solely Glacier common stock in exchange for its shares of CDC Common Stock will not recognize gain or loss in the exchange (except in respect of cash received in lieu of any fractional share of Glacier common stock).

(iv) A holder of CDC Common Stock who receives both Glacier common stock and cash consideration in exchange for his, her or its shares of CDC Common Stock will recognize gain, but not loss, in an amount equal to the lesser of (i)  the excess of the sum of the fair market value of Glacier common stock and cash received by the holder in the exchange over the holder’s tax basis in the CDC Common Stock surrendered in the exchange, and (ii) the amount of cash (excluding any cash received in lieu of fractional shares) received by the holder in the exchange. Any gain recognized by a holder who owns his, her or its shares of CDC Common Stock as a capital asset will be treated as capital gain if the exchange is, with respect to the holder, either “substantially disproportionate” or “not essentially equivalent to a dividend,” each within the meaning of IRC Section 302(b). The gain will be long-term capital gain if the shares of CDC Common Stock were held for more than one year.

The exchange will be “substantially disproportionate” with respect to a holder of CDC Common Stock if, immediately after the Merger, the holder owns, actually and constructively, less than 50% of the total combined voting power of all classes of Glacier stock entitled to vote and less than 80% of the percentage of Glacier common stock actually and constructively owned by the holder immediately before the Merger. For purposes of the foregoing determination, the holder is treated as if (i) all its shares of CDC Common Stock were first exchanged in the Merger for shares of Glacier common stock, and (ii) a portion of those shares of Glacier common stock were then redeemed for the cash actually received in the Merger (“hypothetical exchange and redemption”).

Whether the exchange will be “not essentially equivalent to a dividend” with respect to a holder of CDC Common Stock will depend upon the holder’s particular facts and circumstances. At minimum, however, there must be a “meaningful reduction” in the holder’s actual and constructive percentage ownership of Glacier Shares as a result of the hypothetical exchange and redemption. The Internal Revenue Service has ruled that a reduction in the stock ownership of a minority shareholder who owns a small number of shares in a publicly held corporation, and who exercises no control over the affairs of the corporation, will be treated as a meaningful reduction.

(v) The aggregate tax basis of Glacier common stock received by a holder of CDC Common Stock in the Merger (before reduction by the basis in any fractional share that the holder is deemed to receive and exchange for cash) will be equal to the aggregate tax basis of the holder in the shares of CDC Common Stock surrendered in the Merger, increased by the amount of any taxable gain recognized by the holder (other than gain recognized as a result of cash received in lieu of a fractional share), and decreased by the amount of any cash received in the Merger (other than cash received in lieu of a fractional share).

(vi) The holding period of Glacier common stock received by a holder of CDC Common Stock in the Merger will include the period during which the shares of CDC Common Stock surrendered in the exchange were held as a capital asset as of the date of the Merger.

(vii) If a holder of CDC Common Stock receives cash in lieu of a fractional share interest in such common stock in the Merger, the holder will be treated as having received a fractional share of Glacier common stock and having immediately exchanged that fractional share for cash in a taxable redemption by Glacier.

5.2.13  Affiliate Letters.  Glacier has received the affiliate list and letters specified in Section 4.3.1.

5.2.14  Registration Statement.  The Registration Statement, as it may have been amended, required in connection with the Glacier Shares, and as described in Section 4.2, has become effective, and no stop order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC, the basis for which still exists.

5.2.15  Cash Paid.  The aggregate amount of the cash to be paid for shares of CDC Common Stock, including Proposed Dissenting Shares, will not exceed sixty percent (60%) of the Total Consideration, as it may be adjusted under this Agreement.

5.2.16  No Change in Loan Review.  CDC has provided to Glacier the reports reasonably requested by Glacier under Section 4.1.14, and neither these reports nor any examinations conducted by Glacier under Section 4.1.14 reveal a change in either: (i) the information set forth in Schedule 3.1.16 or (ii) information revealed during Glacier’s previous examinations of the CDC Banks’ loans, which change constitutes a Material Adverse Effect.

5.3  Conditions to Obligations of CDC.  All obligations of CDC pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1  Representations and Warranties.  The representations and warranties of Glacier contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of Glacier contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). Glacier will have delivered to CDC a certificate to that effect, executed by a duly authorized officer of Glacier and dated as of Closing.

5.3.2  Compliance.  Glacier will have performed and complied with all terms, covenants and conditions of this Agreement on or before Closing. Glacier will have delivered to CDC a certificate to that effect, executed by a duly authorized officer of Glacier and dated as of Closing.

5.3.3  No Governmental Proceedings.  No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4  No Material Adverse Effect.  Since December 31, 2005, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Glacier.

5.3.5  Tax Opinion.  The tax opinion specified in Section 5.2.12 has been delivered to CDC.

5.3.6  Corporate Action.  The Board of Directors of Glacier will have approved the Merger:

5.3.7  Registration Statement.  The Registration Statement will have become effective as specified in Section 5.2.14.

5.3.8  Blue Sky Filings.  Glacier has received the state securities laws or “Blue Sky” permits and approvals specified in Section 4.11.

5.3.9  Payments to the Exchange Agent.  Glacier will have deposited the Merger Consideration with the Exchange Agent.

5.3.10  Approval of CDC Shareholders.  The shareholders of CDC shall have approved the Merger.

SECTION 6.

DIRECTORS, OFFICERS AND EMPLOYEES

6.1  Controlling Shareholders.  As a condition to the execution of this Agreement, the Approving Persons described in Recital F have entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2  Officer’s Employment Contract.  At the Effective Date, the Employment Agreements described in Recital E will take effect.

6.3  Employee Benefit Issues.

6.3.1  Comparability of Benefits.  Glacier and CDC intend that, as soon as practicable after consummation of the Merger, (i) the accrued benefits for the employees of CDC and its Subsidiaries under CDC’s Pension Plan that are intended to be qualified under IRC Section 401(a) will be transferred to a similar plan maintained by Glacier, and (ii) CDC’s other existing benefit plans or CDC’s participation in such plans will be terminated. Glacier and CDC recognize that many of the Plans are also maintained by other entities that will cease to be ERISA Affiliates of CDC after consummation of the Merger, and Glacier and CDC understand that, prior to consummation of the Merger, the assets and liabilities under some or all of those Plans attributable to current or former employees of those ERISA Affiliates may be separated from the assets and liabilities attributable to current or former CDC Employees.

6.3.2  Severance Payments.  If the employment of individuals who are CDC Bank employees as of the Execution Date is terminated within three months following the CDC Bank Merger of such employee’s CDC Bank as a result of a consolidation of staff functions, such employees will be entitled to receive the severance payment specified in Glacier’s Severance Plan for Employees, as in effect at the time of such termination.

6.3.3  No Contract Created.  Except as provided in Section 6.2, nothing in this Agreement will give any employee a right to continuing employment.

6.4  Indemnification of Directors and Executive Officers.  For a period of four (4) years from and after the Effective Date, Glacier will indemnify and defend each present and former director and officer of CDC and the CDC Banks from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Merger contemplated by this Agreement, to the fullest extent that CDC and/or such CDC Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law and under their respective articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under CDC’s or such CDC Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to Glacier or any of its Subsidiaries) selected by Glacier and reasonably acceptable to such officer or director. For a period of four (4) years after the Effective Date, Glacier will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the Effective Date.

SECTION 7.

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1  Termination by Reason of Lapse of Time.  If Closing does not occur on or before the Termination Date, either Glacier or CDC may terminate this Agreement and the Merger if both of the following conditions are satisfied:

(a) the terminating party’s board of directors decides to terminate by a majority vote of its members; and

(b) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2  Termination Due To Glacier Average Closing Price Greater Than $34.88.

7.2.1  CDC’s Right to Terminate.  By specific action of its board of directors, CDC may terminate this Agreement and the Merger by written notice to Glacier on the Business Day immediately following the Determination Date, if the Glacier Average Closing Price is greater than $34.88. (If Glacier declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the Glacier Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2.1).

If CDC elects to exercise its termination right pursuant to this Section 7.2.1, the provisions of Section 7.2.2 will apply.

7.2.2  Glacier’s Right to Adjust Consideration.  If CDC provides written notice to Glacier in accordance with Section 7.2.1, then within two Business Days following Glacier’s receipt of such notice, Glacier may elect by written notice to CDC to adjust the Per Share Stock Consideration through the issuance of additional Glacier Shares in an amount such that the Per Share Stock Consideration equals the number of shares of Glacier Common Stock that a holder of CDC Common Stock would have received had the Glacier Average Closing Price been $34.88.

If Glacier makes such election to increase the number of Glacier Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.3  Termination Due To Glacier Average Closing Price Less than $27.13.

7.3.1  Glacier’s Right to Terminate.  By specific action of its board of directors, Glacier may terminate this Agreement and the Merger by written notice to CDC on the Business Day immediately following the Determination Date, if the Glacier Average Closing Price is less than $27.13. (If Glacier declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the Glacier Common Stock will be appropriately adjusted for the purpose of applying this Section 7.3.)

If Glacier elects to exercise its termination right pursuant to this Section 7.3.1, the provisions of Section 7.3.2 will apply.

7.3.2  CDC’s Right to Adjust Consideration.  If Glacier provides written notice to CDC in accordance with Section 7.3.1, then within two Business Days following CDC’s receipt of such notice, CDC may elect by written notice to Glacier to accept an adjustment to the Per Share Stock Consideration through the issuance of fewer Glacier Shares such that the Per Share Stock Consideration equals the number of shares of Glacier Common Stock that a holder of CDC Common Stock would have received had the Glacier Average Closing Price been $27.13.

If CDC makes such election to accept such decrease in the number of Glacier Shares, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.4  Other Grounds for Termination.  This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by CDC’s shareholders, unless otherwise provided) as follows:

7.4.1  Mutual Consent.  By mutual consent of CDC and Glacier, if the board of directors of each party agrees to terminate by a majority vote of its members.

7.4.2  No Regulatory Approvals.  By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger);  provided, however, that either party will have fifteen (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time.

7.4.3  Breach of Representation.   By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided,  however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by CDC) or Section 5.3.1 (in the case of a breach of a representation or warranty by Glacier). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party the Termination Fee.

7.4.4  Breach of Covenant.  By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party the Termination Fee; provided, however, that Glacier will not be entitled to collect the Termination Fee in the event of a breach of Section 4.1.12 caused by CDC’s inability (after good faith effort) to remove exceptions to title as provided for in that section.

7.4.5  Failure to Recommend or Obtain Shareholder Approval.  By Glacier (provided that Glacier is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) CDC’s Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the Merger; or (b) regardless of whether CDC’s Board of Directors recommends to its shareholders the approval of the Merger, CDC’s shareholders elect not to approve the Merger.

7.4.6  Impracticability.  By either Glacier or CDC, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Montana to restrain or invalidate the Merger or this Agreement.

7.4.7  Dissenting Shares.  By Glacier, if holders of 10% or more of the outstanding shares of CDC Common Stock are Proposed Dissenting Shares.

7.4.8  Superior Proposal — Termination by CDC.  By the board of directors of CDC upon written notice to Glacier if such board of directors has in good faith determined that a Takeover Proposal constitutes a Superior Proposal; provided, however, that CDC may not terminate this Agreement pursuant to this Section 7.4.8 unless (i) it has not breached Section 4.1.11, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided Glacier at least five (5) days’ prior written notice advising Glacier that the board of directors of CDC is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable CDC’s board of directors to proceed with the Merger, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to Glacier the Break-Up Fee.

7.4.9  Superior Proposal — Termination by Glacier.  By Glacier upon written notice to CDC if (i) an Acquisition Event will have occurred or (ii) a third party will have made a proposal to CDC or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the CDC Meeting.

7.5  Termination Fee Payable By CDC.  Due to expenses, direct and indirect, incurred by Glacier in negotiating and executing this Agreement and in taking steps to effect the Merger, CDC will pay to Glacier $250,000 (the “Termination Fee”) if Glacier terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on Glacier’s demand and must be paid by CDC within three Business Days following the date of Glacier’s demand.

7.6  Termination Fee Payable By Glacier.  Due to expenses, direct and indirect, incurred by CDC in negotiating and executing this Agreement and in taking steps to effect the Merger, Glacier will pay to CDC the Termination Fee if CDC terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on CDC’s demand and must be paid by Glacier within three Business Days following the date of CDC’s demand.

7.7  Break-Up Fee.  If (a) this Agreement is terminated pursuant to Section 7.4.5(a) (Failure to Recommend or Obtain Shareholder Approval), Section 7.4.8 (Superior Proposal — Termination by CDC), or Section 7.4.9(i) (Superior Proposal — Termination by Glacier — Immediate Acquisition Event), then CDC will immediately pay to Glacier $2.25 million (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.9(ii) (Superior Proposal — Termination by Glacier — Subsequent Acquisition Event)  and prior to or within six months after such termination, CDC or the CDC Banks enter into an agreement, or publicly announce an intention, to engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then CDC will promptly pay to Glacier the Break-Up Fee.

7.8  Cost Allocation Upon Termination.  In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5 and 7.6, Glacier and CDC will each pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.

MISCELLANEOUS

8.1  Notices.  Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

     Glacier:

     Glacier Bancorp, Inc.
     49 Commons Loop
     Kalispell, Montana 59901

Attn:	Michael J. Blodnick
President and CEO

     with a copy to:

     Graham & Dunn PC
     Pier 70
     2801 Alaskan Way Suite 300
     Seattle, Washington 98121-1128

Attn:	Stephen M. Klein, Esq.
Kumi Y. Baruffi, Esq.

     CDC:

     Citizens Development Company
     2812 1st Avenue North, Suite 324
     Billings, Montana

Attn:	Dean Comes
President

     with a copy to:

     Winthrop & Weinstine, P.A.
     224 South Sixth Street, Suite 3500
     Minneapolis, MN 55402

Attn:	Patrick W. Weber, Esq.
Edward J. Drenttel, Esq.

     with a copy to:

     Davenport, Evans, Hurwitz & Smith, LLP
     206 West 14th Street
     Sioux Falls, SD 57104

Attn:	David L. Knudson, Esq.
Scott Anderson, Esq.

or to such other address or person as any party may designate by written notice to the other given under this Section.

8.2  Waivers and Extensions.  Subject to Section 9, Glacier or CDC may grant waivers or extensions to the other party, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b) compliance with any of the covenants of any other party; and

(c) any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3  Construction and Execution in Counterparts.  Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4  Survival of Representations, Warranties, and Covenants.  Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive Closing or termination of this Agreement, except that (1) Section 4.9 (Confidentiality), Sections 7.5 and 7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including Section 6.3 (Employee Benefit Issues) and Section 6.4 (Indemnification), will survive Closing. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Closing, and neither Glacier nor CDC shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5  Attorneys’ Fees and Costs.  In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6  Arbitration.  At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Yellowstone County, Montana.

8.7  Governing Law and Venue.  This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Yellowstone County, Montana. Each party consents to and submits to the jurisdiction of any local state or federal court located in Yellowstone County, Montana.

8.8  Severability.  If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9  No Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

SECTION 9.

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the CDC Meeting; provided, however, that after approval by CDC’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of CDC without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the 20th day of April, 2006.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and CEO

CITIZENS DEVELOPMENT COMPANY

By:	/s/ Dean Comes
Dean Comes, President

}
STATE OF MONTANA
ss.
COUNTY OF FLATHEAD

On this 20th day of April, 2006, before me personally appeared Michael J. Blodnick, to me known to be the President and CEO of Glacier Bancorp, Inc., a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/  LeAnn Wardinsky
NOTARY PUBLIC in and for the State
of Montana, residing at Kalispell
My Commission expires: 7-21-2007

}
STATE OF MONTANA
ss.
COUNTY OF YELLOWSTONE

On this 20th day of April, 2006, before me personally appeared Dean Comes, to me known to be the President of Citizens Development Company, a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/  Susan B. Trapp
NOTARY PUBLIC in and for the State
of Montana, residing at Lewiston
My Commission expires: April 25, 2007

i

ii

LIST OF SCHEDULES AND EXHIBITS

SCHEDULES:

Schedule 3.1.1	Offices of CDC/CDC Banks
Schedule 3.1.2	Third Party Consents Required by CDC/CDC Banks
Schedule 3.1.3	Capital Stock — CDC/CDC Banks
Schedule 3.1.5	CDC Financial Statements
Schedule 3.1.6	CDC Properties
Schedule 3.1.7	CDC Environmental Matters
Schedule 3.1.9	CDC Regulatory Actions
Schedule 3.1.11	CDC Material Contracts
Schedule 3.1.16	Asset Classifications
Schedule 3.1.17	CDC Litigation
Schedule 3.1.18	CDC Insurance Policies
Schedule 3.1.20	CDC Benefit Plans
Schedule 4.3.1	CDC Rule 145 Affiliates

EXHIBITS:

Exhibit A	Form of Affiliate Letter

iii

APPENDIX B

Montana Statutes

TITLE 35
CHAPTER 1. BUSINESS CORPORATIONS

PART 8. MERGER, CONSOLIDATION, SHARE EXCHANGE, AND SALE OF ASSETS
Sections 35-1-826 through 35-1-839 — Dissenters Rights

35-1-826.  Definitions.  As used in 35-1-826 through 35-1-839, the following definitions apply:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” includes the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under 35-1-827 and who exercises that right when and in the manner required by 35-1-829 through 35-1-837.

(4) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

35-1-827.  Right to dissent.  (1) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a) consummation of a plan of merger to which the corporation is a party if:

(i) shareholder approval is required for the merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(ii) the corporation is a subsidiary that is merged with its parent corporation under 35-1-818;

(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;

(c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to be voted on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share created is to be acquired for cash under 35-1-621; or

(e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares.

(2) A shareholder entitled to dissent and to obtain payment for shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

35-1-828.  Dissent by nominees and beneficial owners.  (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) he submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

35-1-829.  Notice of dissenters’ rights.  (1) If a proposed corporate action creating dissenters’ rights under 35-1-827 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.

(2) If a corporate action creating dissenters’ rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters’ rights that the action was taken and shall send them the dissenters’ notice described in 35-1-831.

35-1-830.  Notice of intent to demand payment.  (1) If proposed corporate action creating dissenters’ rights under 35-1-827 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) may not vote his shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1)(a) is not entitled to payment for his shares under 35-1-826 through 35-1-839.

35-1-831.  Dissenters’ notice.  (1) If proposed corporate action creating dissenters’ rights under 35-1-827 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of 35-1-830.

(2) The dissenters’ notice must be sent no later than 10 days after the corporate action was taken and must:

(a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

(b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

(c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters’ rights to certify whether or not he acquired beneficial ownership of the shares before that date;

(d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and

(e) be accompanied by a copy of 35-1-826 through 35-1-839.

35-1-832.  Duty to demand payment.  (1) A shareholder sent a dissenters’ notice described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to 35-1-831(2)(c), and deposit his certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits his certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under 35-1-826 through 35-1-839.

35-1-833.  Share restrictions.  (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

35-1-834.  Payment.  (1) Except as provided in 35-1-836, as soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with 35-1-832 the amount the corporation estimates to be the fair value of the dissenter’s shares plus accrued interest.

(2) The payment must be accompanied by:

(a) the corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) a statement of the corporation’s estimate of the fair value of the shares;

(c) an explanation of how the interest was calculated;

(d) a statement of the dissenter’s right to demand payment under 35-1-837; and

(e) a copy of 35-1-826 through 35-1-839.

35-1-835.  Failure to take action.  (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under 35-1-831 and repeat the payment demand procedure.

35-1-836.  After-acquired shares.  (1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under 35-1-837.

35-1-837.  Procedure if shareholder dissatisfied with payment or offer.  (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and the amount of interest due and may demand payment of the dissenter’s estimate, less any payment under 35-1-834, or reject the corporation’s offer under 35-1-836 and demand payment of the fair value of the dissenter’s shares and the interest due if:

(a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or

(c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his shares.

35-1-838.  Court action.  (1) If a demand for payment under 35-1-837 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the district court of the county where a corporation’s principal office or, if its principal office is not located in this state, where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law.

(4) The jurisdiction of the district court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment:

(a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares plus interest exceeds the amount paid by the corporation; or

(b) for the fair value plus accrued interest of his after-acquired shares for which the corporation elected to withhold payment under 35-1-836.

35-1-839.  Court costs and attorney fees.  (1) The court in an appraisal proceeding commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837; or

(b) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C
April 18, 2006
Board of Directors
Citizens Development Company
2182 First Avenue North
Billings, MT 59101

Dear Members of the Board:

We understand that Citizens Development Company (“CDC”), a Montana corporation, and Glacier Bancorp, Inc. (“Glacier”), a Montana corporation, are about to enter into a Plan and Agreement of Merger (the “Agreement”), to be dated on or about April 20, 2006, pursuant to which CDC will merge with and into a Montana corporation to be formed and wholly owned by Glacier (the “Merger”) with such Montana corporation (hereinafter referred to as “Holdings”) surviving as a wholly owned subsidiary of Glacier. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Agreement.

We understand that CDC owns 100% of the outstanding capital stock of Citizens State Bank (“CSB-Hamilton”), a Montana state-chartered bank, and more than 80% of the outstanding capital stock of each of First Citizens Bank of Billings (“FCB-Billings”), a Montana state-chartered bank, First National Bank of Lewiston (“FCB-Lewiston”), a national banking association, Western Bank of Chinook, N.A. (“WB-Chinook”), a national banking association, and First Citizens Bank, N.A. (“FCB-Columbia Falls”), a national banking association (collectively, the “CDC Banks”). Additionally, we understand that Glacier owns 100% of the outstanding capital stock of each of Western Security Bank (“Western Security”), a Montana state-chartered bank, Glacier Bank (“Glacier Bank”), a Montana state-chartered bank, and First Security Bank of Missoula (“First Security”), a Montana state-chartered bank. As provided for in the Agreement, it is anticipated that for an initial transition period following the Effective Date, the CDC Banks will operate as subsidiaries of Holdings. Following such transition period, it is expected that (i) each of FCB-Billings, FNB-Lewistown and WB-Chinook will merge with and into Western Security, with Western Security surviving as a wholly owned subsidiary of Glacier, (ii) FCB-Columbia Falls will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of Glacier, (iii) CSB-Hamilton will merge with and into First Security, with First Security surviving as a wholly owned subsidiary of Glacier, and (iv) Holdings will be merged with and into Glacier or otherwise dissolved.

Pursuant to the Agreement, each share of CDC Common Stock issued and outstanding immediately prior to the Execution Date will automatically and without any action on the part of the holder of such share be converted into and represent the right to receive from Glacier either Glacier Shares, cash, or a combination thereof in accordance with the provisions of Section 1.3.2 of the Agreement. The aggregate consideration payable or issuable pursuant to the Merger is referred to herein as the “Merger Consideration” and, as provided for in the Agreement, has a dollar value equal to the sum of $77 million plus any Earnings Adjustment. In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of CDC Common Stock.

Board of Directors
April 18, 2006

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i) reviewed the Agreement and all attachments thereto;

(ii) reviewed certain historical publicly available business and financial information concerning CDC and Glacier;

(iii) reviewed certain internal financial statements and other financial and operating data concerning CDC and Glacier;

(iv) analyzed certain financial projections prepared by the management of CDC and Glacier;

(v) held discussions with members of the senior management of CDC for the purpose of reviewing the future prospects of CDC, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi) reviewed historical market prices and trading volumes of Glacier Shares;

(vii) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii) analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(ix) performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by CDC and Glacier and in the discussions with the managements of CDC and Glacier. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of CDC and Glacier and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of CDC and Glacier are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of CDC, Glacier or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of CDC, Glacier or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to CDC, Glacier and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we

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Board of Directors
April 18, 2006

have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Glacier or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Glacier or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which Glacier Shares issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of CDC Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the CDC Common Stock.

This letter is solely for the information of the Board of Directors of CDC and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of CDC Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to the holders of the CDC Common Stock pursuant to the Agreement is fair, from a financial point of view.

Sincerely,

/s/  Hovde Financial, Inc.

HOVDE FINANCIAL, INC.

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